UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ANSES	National Administration of Social Security
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine Treasury Bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer Price Index
CSJN	Argentine Supreme Court
CT Barragán	Joint venture CT Barragán S.A.
DNU	Need and Urgency Decree
DOP	Deliver or pay
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
FOB	Free on Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax
INDEC	National Institute of Statistics and Census
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
MEGSA	Mercado Electrónico del Gas S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
RTI	Integral Tariff Review
SE	Secretariat of Energy
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Transportation system entry point
UHaF	Under-Secretariat of Hydrocarbons and Fuels
UNG	Unaccounted Natural Gas
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 44

Beginning on January 1, 2020

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

GUILLERMO EMILIO NIELSEN

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 (UNAUDITED) (Amounts expressed in millions of Pesos)

		September 30,	December 31,
	Notes	2020	2019
ASSETS
Noncurrent Assets
Intangible assets	8	44,228	37,179
Property, plant and equipment	9	1,198,888	1,069,011
Right-of-use assets	10	61,417	61,391
Investments in associates and joint ventures	11	92,149	67,590
Deferred income tax assets, net	17	2,676	1,583
Other receivables	13	12,764	11,789
Trade receivables	14	8,473	15,325

Total noncurrent assets		1,420,595	1,263,868

Current Assets
Inventories	12	104,272	80,479
Contract assets	24	426	203
Other receivables	13	29,670	36,192
Trade receivables	14	111,317	118,077
Investment in financial assets	7	16,765	8,370
Cash and cash equivalents	15	59,641	66,100

Total current assets		322,091	309,421

TOTAL ASSETS		1,742,686	1,573,289

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,767	10,572
Reserves, other comprehensive income and retained earnings		562,055	531,977

Shareholders’ equity attributable to shareholders of the parent company		572,822	542,549

Non-controlling interest		6,640	5,550

TOTAL SHAREHOLDERS’ EQUITY		579,462	548,099

LIABILITIES
Noncurrent Liabilities
Provisions	16	191,600	144,768
Deferred income tax liabilities, net	17	105,765	97,231
Contract liabilities	24	—	294
Income tax liability	17	2,682	3,387
Taxes payable	18	20	1,428
Salaries and social security	19	2,923	—
Lease liabilities	20	40,741	40,391
Loans	21	480,407	419,651
Other liabilities	22	819	703
Accounts payable	23	1,832	2,465

Total noncurrent liabilities		826,789	710,318

Current Liabilities
Provisions	16	6,587	5,460
Contract liabilities	24	8,746	7,404
Income tax liability	17	1,048	1,964
Taxes payable	18	16,008	11,437
Salaries and social security	19	12,421	10,204
Lease liabilities	20	26,853	21,389
Loans	21	143,986	107,109
Other liabilities	22	1,548	1,310
Accounts payable	23	119,238	148,595

Total current liabilities		336,435	314,872

TOTAL LIABILITIES		1,163,224	1,025,190

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,742,686	1,573,289

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH AND THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the nine-month period ended September 30,		For the three-month period ended September 30,
	Notes	2020	2019	2020	2019
Net income
Revenues	24	481,713	471,685	173,485	180,449
Costs	25	(455,089)	(388,564)	(162,353)	(149,599)

Gross profit		26,624	83,121	11,132	30,850

Selling expenses	26	(53,402)	(32,935)	(16,358)	(11,898)
Administrative expenses	26	(23,276)	(16,577)	(9,144)	(6,053)
Exploration expenses	26	(5,074)	(4,493)	(4,218)	(1,916)
Impairment of property, plant and equipment and intangible assets	8-9	(58,834)	(41,429)	(1,405)	(41,429)
Other net operating results	27	11,827	(513)	(3,496)	(179)

Operating (loss) / profit		(102,135)	(12,826)	(23,489)	(30,625)

Income from equity interests in associates and joint ventures	11	8,250	3,218	4,530	(296)
Financial income	28	73,874	85,922	22,251	66,120
Financial loss	28	(101,200)	(64,630)	(33,386)	(33,967)
Other financial results	28	14,467	(284)	3,685	(4,726)

Net financial results	28	(12,859)	21,008	(7,450)	27,427

Net (loss) / profit before income tax		(106,744)	11,400	(26,409)	(3,494)

Income tax	17	(7,285)	(34,423)	(8,923)	(9,049)

Net loss for the period		(114,029)	(23,023)	(35,332)	(12,543)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(6,279)	(7,311)	(2,189)	(5,751)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		6,242	5,630	2,480	1,287
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		145,234	192,799	45,888	144,672

Other comprehensive income / (loss) for the period		145,197	191,118	46,179	140,208

Total comprehensive income / (loss) for the period		31,168	168,095	10,847	127,665

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		(113,884)	(23,595)	(35,466)	(12,726)
Non-controlling interest		(145)	572	134	183
Other comprehensive income for the period attributable to:
Shareholders of the parent company		143,962	189,943	45,685	139,876
Non-controlling interest		1,235	1,175	494	332
Total comprehensive income / (loss) for the period attributable to:
Shareholders of the parent company		30,078	166,348	10,219	127,150
Non-controlling interest		1,090	1,747	628	515
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	(290.13)	(60.15)	(90.29)	(32.44)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans(4)	—	—	—	—	368	—	—	—	368
Settlement of share-based benefit plans(2)	4	7	(4)	(7)	(670)	714	(217)	—	(173)
As decided by the Shareholders’ Meeting on April 30, 2020(3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,928	6,092	5	9	(185)	891	(613)	640	10,767

	Reserves						Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786	(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans(4)	—	—	—	—	—	—	368	—	368
Settlement of share-based benefit plans (2)	—	—	—	—	—	—	(173)	—	(173)
As decided by the Shareholders’ Meeting on April 30, 2020(3)	—	1,200	(35,321)	50	—	34,071	—	—	—
Other comprehensive income	—	—	—	—	143,962	—	143,962	1,235	145,197
Net loss	—	—	—	—	—	(113,884)	(113,884)	(145)	(114,029)

Balance at the end of the period	2,007	3,700	8,934	550	660,748 (1)	(113,884)	572,822	6,640	579,462

(1)

Includes 673,379 corresponding to the effect of the translation of the financial statements of YPF and, (35,970) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 23,339 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 30.
(4)	See Note 37.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED) (Cont.)

(Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30, 2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans(4)	—	—	—	—	371	—	—	—	371
Repurchase of treasury shares	(4)	(6)	4	6	—	(280)	—	—	(280)
Settlement of share-based benefit plans(2)	5	7	(5)	(7)	(491)	446	(114)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019(3)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 27, 2019(3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income / (loss)	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	(5)	177	(396)	640	10,450

	Reserves						Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120	38,315	359,200	3,157	362,357
Accrual of share-based benefit plans(4)	—	—	—	—	—	—	371	—	371
Repurchase of treasury shares	—	—	—	—	—	—	(280)	—	(280)
Settlement of share-based benefit plans (2)	—	—	—	—	—	—	(159)	—	(159)
As decided by the Shareholders’ Meeting on April 26, 2019(3)	—	4,800	33,235	280	—	(38,315)	—	—	—
As decided by the Board of Directors on June 27, 2019(3)	—	(2,300)	—	—	—	—	(2,300)	—	(2,300)
Other comprehensive income	—	—	—	—	189,943	—	189,943	1,175	191,118
Net income / (loss)	—	—	—	—	—	(23,595)	(23,595)	572	(23,023)

Balance at the end of the period	2,007	2,500	44,255	500	487,063 (1)	(23,595)	523,180	4,904	528,084

(1)

Includes 500,519 corresponding to the effect of the translation of the financial statements of YPF and, (28,991) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 15,535 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 29 to the annual consolidated financial statements.
(4)	See Note 37.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED) (Amounts expressed in millions of Pesos)

	For the nine-month period ended September 30,
	2020	2019
Operating activities:
Net loss	(114,029)	(23,023)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(8,250)	(3,218)
Depreciation of property, plant and equipment	133,947	99,220
Depreciation of right-of-use assets	13,382	7,202
Amortization of intangible assets	2,409	1,665
Retirement of property, plant and equipment, intangible assets and consumption of materials	17,422	14,450
Charge on income tax	7,285	34,423
Net increase in provisions	23,694	1,091
Impairment of property, plant and equipment and intangible assets	58,834	41,429
Exchange differences, interest and other	8,930	(13,560)
Share-based benefit plan	368	371
Accrued insurance	(3,189)	(249)
Result from assignment of interest in areas	(12,233)	(965)
Result from debt exchange	2,097	—
Result from financial instruments exchange	(1,330)	—
Changes in assets and liabilities:
Trade receivables	18,510	(15,130)
Other receivables	9,147	(9,789)
Inventories	(929)	(10,302)
Accounts payable	(25,353)	22,255
Taxes payables	2,042	2,288
Salaries and social security	5,270	2,167
Other liabilities	212	699
Decrease in provisions included in liabilities due to payment/use	(1,919)	(3,417)
Contract assets	(256)	175
Contract liabilities	1,922	656
Dividends received	2,494	811
Proceeds from collection of business interruption insurance	3,034	758
Income tax payments	(2,164)	(6,314)

Net cash flows from operating activities(1)(2)	141,347	143,693

Investing activities:(3)
Acquisition of property, plant and equipment and intangible assets	(81,880)	(114,864)
Contributions and acquisitions of interests in associates and joint ventures	—	(4,731)
Proceeds from sales of financial assets	30,885	957
Payment from purchase of financial assets	(28,841)	—
Interests received from financial assets	15	452
Proceeds from assignment of interest in areas	13,867	319

Net cash flows used in investing activities	(65,954)	(117,867)

Financing activities:(3)
Payments of loans	(129,668)	(70,061)
Payments of interest	(47,941)	(29,251)
Proceeds from loans	102,684	70,916
Repurchase of treasury shares	—	(280)
Payments of leases	(15,470)	(9,961)
Payment of interest in relation to income tax	(608)	(250)
Dividends paid	—	(2,300)

Net cash flows used in financing activities	(91,003)	(41,187)

Translation differences of cash and cash equivalents	9,151	21,662

Net (decrease) / increase in cash and cash equivalents	(6,459)	6,301

Cash and cash equivalents at the beginning of the fiscal year	66,100	46,028
Cash and cash equivalents at the end of period	59,641	52,329

Net (decrease) / increase in cash and cash equivalents	(6,459)	6,301

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)

Includes 8,537 and 6,737 for the nine-month period ended September 30, 2020 and 2019, respectively, for payment of short-term leases and of the variable charge of leases related to the underlying asset return/use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the nine-month period ended September 30,
	2020	2019
Unpaid acquisitions of property, plant and equipment	8,489	13,626
Hydrocarbon wells abandonment obligation costs’ recalculation	—	(1,984)
Additions of right-of-use assets	4,245	25,091
Capitalization of amortization of right-of-use assets	2,830	1,246
Capitalization of financial accretion for lease liabilities	707	125
Debt capitalization of joint ventures	—	738

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of September 30, 2020:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 34.h to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of September 30, 2020, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the nine-month period ended September 30, 2020 are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2019 prepared in accordance with IFRS issued by the IASB and the interpretations issued by the IFRIC.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on November 10, 2020.

These condensed interim consolidated financial statements corresponding to the nine-month period ended on September 30, 2020 are unaudited. The Company´s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Loss for the nine-month period ended on September 30, 2020 does not necessarily reflect the proportion of the Group’s full-year loss.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Functional and presentation currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into U.S dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2020

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of September 30, 2020, as specified in Note 2.b.26 to the annual consolidated financial statements.

Standards and interpretations issued as from January 1, 2020 by the IASB whose implementation is not mandatory as of the closing of these condensed interim consolidated financial statements and, therefore, have not been adopted by the Group

•	Amendments to IAS 1 – Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, , included, (date which was extended to January 1, 2023) and allow for their earlier application.

The amendments clarify that liabilities classification as current or non-current:

–

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

–	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Group does not expect that the implementation of these amendments will have a significant impact on its financial statements, though is currently evaluating the impact.

•	Amendments to IAS 16 – Proceeds before intended use

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

After the amendment to IAS 16, an entity may not deduct from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the comprehensive income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.

The amendment also clarifies that an item of property, plant and equipment is in said preparation and testing process when assesing the technical and physical performance of the asset. Therefore, an asset may be able to operate in the manner intended by Management and consequently be subject to depreciation before it has reached the level of operating performance expected by Management.

According to the variables present at the end of the reporting period, the Group does not expect that the implementation of these amendments will have a significant impact on its financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IAS 37 – Onerous Contracts

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

The amendment clarifies the meaning of “cost of fulfilling a contract” for the purpose of assessing whether the contract is onerous. The direct cost of fulfilling a contract consists of both, the incremental cost of fulfilling that contract (for example, direct labour and materials), as well as an allocation of other costs that relate directly to fulfilliment of contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill that contract).

The amendment also clarifies that an entity must recognize any impairment loss that has occurred in the assets used to fulfill the contract before recording an onerous loss and when determining such onerosity, the present obligation under an existing contract must be considered, and therofore, does not recognize future operating losses.

According to the variables present at the end of the reporting period, the Group does not expect that the implementation of these amendments will have a significant impact on its financial statements.

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

After updating the reference that the Standard makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could then lead to immediate derecognition of assets or liabilities recognised in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.

To remedy this situation, the new exception in IFRS 3 for liabilities and contingent liabilities, specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should refer to IAS 37 “Provisions, contingent liabilities and contingent assets”, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. It has also been clarified that the acquirer must not recognize contingent assets on the acquisition date as defined in IAS 37.

The Group does not expect that the implementation of these amendments will have a significant impact on its financial statements.

•	Amendments to IFRS 16 –COVID-19 Related rent concessions

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after June 1, 2020, allowing their early application.

A lessee may elect to account for any change in lease payments as a consequence of the COVID-19 pandemic, arising from the rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

This option applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met:

(a) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

(b) any reduction in lease payments affects only payments originally due or before June 30, 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before June 30, 2021, and increased lease payments that extend beyond June 30, 2021); and

(c) there is no substantive change to other terms and conditions of the lease.

The Group does not expect that the implementation of these amendments will have a significant impact on its financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 17 and IFRS 16 – Interest Rate Benchmark Reform Phase 2.

On August 2020, the IASB issued amendments applicable to fiscal years beginning on or after January 1, 2021, allowing for their early application.

The purpose of these amendments is to provide entities with practical solutions to deal with the effects of the transition to alternative benchmark interest rates, when they generate changes in contractual cash flows or in the hedging relationships.

The amendments issued take place in the following key areas:

-Financial assets, financial liabilities and lease liabilities: a practical solution was issued for financial assets and liabilities measured at amortized cost which are modified as a direct consequence of the interbank benchmark interest rate reform. As a practical solution, the IASB establishes that these amendments are not to be treated as specified under IFRS 9 for changes to contractual cash flows, but rather as established under such standard for assets and liabilities at variable rate. This accounting treatment comprises the prospective revaluation of these financial instruments at the revised effective interest rate. This only applies when the change is a direct consequence of the rate reform and the basis used to determine the cash flows is economically equivalent to the basis immediately preceding rate replacement. In the case of lease liabilities revalued based on an interest rate that is being replaced with an alternative interest rate, a similar treatment is proposed.

-Hedges: The IASB issued further practical solutions in addition to those issued in Phase 1, seeking to prevent the benchmark rate reform from discontinuing hedge accounting or the designation of a new relationship of this type. They are the hedging relationships (and related documentation) must be amended to reflect the effects on i) the hedged item, ii) the hedging instrument and iii) the hedged risk. Any valuation adjustments resulting from the amendments are recognized as part of the ineffectiveness.

-Disclosure: The information disclosed must allow the user to understand the nature and extent of the risks to which the entity is exposed and how those risks generated by the interbank benchmark rate reform will be managed. The progress and management of the transition to alternative benchmark rates is also required to be informed.

The Group is evaluating the impact the application of these modifications may have on its financial statements.

•	Anual improvements to IFRS – Standards 2018-2020

In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing their early application.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

A summary of the main modified standards and their purpose follows:

Standard	Amended Subject	Detail
IFRS 1 “First-time adoption of IFRS”	Subsidiary as a First-time IFRS adopter

When a subsidiary becomes a first-time adopter later than its parent company, it may elect to measure its assets and liabilities, according to how their parent measured them in their consolidated financial statements, based on the parent´s date of transition to IFRSs (without considering consolidation adjustments and for the purposes of the business combination for which the parent company acquired the subsidiary). After the amendment, this exception is extended to accumulated translation differences.

A similar election is available to an associate or joint venture.

IFRS 9 “Financial Instruments”	Fees in the “10 per cent” Test for Derecognition of financial liabilities

An entity must derecognise the original financial liability and recognise a new financial liability when, among other requirements, there is a substantial modification of the terms of an existing financial liability.

The terms are substantially different if the discounted present value of the cash flows under the new terms using the original effective interest rate is at least 10 per cent different from the discounted present value remaining cash flows of the original financial liability, including any fees paid net of any fees received in the 10 per cent test. The amendment clarifies that when determining this value, only the items paid or received between the borrower and the lender are included, including those paid or received by one or the other on behalf of the other.

IFRS 16 “Leases”	Ilustrative examples- Lease incentives	It is removed from Illustrative Example 13, reimbursement relating to leasehold improvements.

IAS 41 “Agriculture”	Taxation in fair value measurements	Paragraph 22 was amended to remove the requirement to exclude cash flows for taxation when measuring fair value, as to aline the requirements in IAS 41 on fair value measurements with those in IFRS 13 “Fair Value Measurement”.

The Group does not expect that the implementation of these amendments will have a material impact on its financial statements.

Additionally, amendments have been issued to IFRS 4 and IFRS 17 “Insurance contracts”, which were not included as they are not applicable to the Group since it does not carry out related activities.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements, about accounting estimates and judgments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Besides, the Company’s Management has considered the COVID-19 impact and the current economic context based on the preparation of these condensed interim consolidated financial statements and still considers appropriate to adopt the going-concern accounting principle for their presentation and valuation.

Considerations concerning COVID-19 (coronavirus) and the current economic environment

Since the beginning of 2020, a virus outbreak has taken place, causing potentially deadly respiratory infections (COVID-19) and adversely affecting the demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread. Particularly, since March, the lower global demand for refined products and the uncertainty in the supply of crude oil have caused an abnormally high volatility in this commodity.

On March 12, 2020, Decree No. 260/2020 was published in the BO, which extended the public health emergency established by Law No. 27,541 due to the pandemic, for a period of one year.

Also, since March 20, 2020, the Argentine Government adopted certain measures to protect the general population and fight the disease. These measures imposed a general restriction on economic activity, with some exceptions, which included, among other actions, price controls, the prohibition of dismissals without cause as well as for reasons of lack or reduction of activity and force majeure, general restriction to the free circulation during certain periods in Argentina, general travel restrictions, visas suspension, nation-wide lockdowns, closing of public and private institutions, sporting events suspension, restrictions to the operation of museums and tourist attractions and extension of holidays. These measures include several exceptions applicable to people engaged in activities and services declared as essential in the emergency. Among these exceptions, minimum work shifts are contemplated ensuring the operation and maintenance of oil and gas fields, oil and gas treatment and/or refining plants, transportation and distribution of electric energy, liquid fuels, oil and gas, fuel service stations and electric power generators.

Since the implementation of these measures, recurring sales of gasoline, diesel and jet fuel dropped significantly, reaching declines of 70%, 40% and 90%, respectively, as a daily average compared to the demand in the days prior to these measures. During the month of October, due to the gradual recovery of activity, these declines are within the 30%, 15% and 90%, respectively. Despite the recovery since certain flexibilization of the measures previously mentioned, current activity levels continue affecting the Group’s comprehensive results and cash flows. Consequently, the processing levels at the Group’s refineries are also adversely affected. The Group cannot assure the extent or duration of such conditions.

As mentioned above, the valuation of certain assets and liabilities is subject to a higher level of uncertainty, including those described below:

•	Review of impairment indicators of property, plant and equipment

As explained in Notes 2.b.8 and 2.b.9 to the annual consolidated financial statements, as a general criteria, the method used to estimate the recoverable amount of property, plant and equipment mainly consists of estimating the value-in-use based on the future expected cash flows arising from the use of such assets, discounted at a rate that reflects the weighted average cost of the capital employed.

Regarding interim periods, IAS 34 requires entities to apply the impairment testing. When an entity has previously recognized impairment losses, it is necessary to review the detailed calculations made at the end of the period if the indicators that gave rise to such losses continues to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or reversals since the end of the last fiscal year and determine whether it has to proceed or not with such detailed testing.

The Group continuously monitors business perspectives in the market it operates. Specifically, in the domestic market of natural gas, as in 2019, an excess supply is observed with respect to the domestic demand at specific times of the year due to greater production in unconventional fields. This situation generated a reduction in natural gas sales price in the domestic market that deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors (see Note 35.a) and lower prices obtained on gas’s biddings on power plants channel.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

As of June 30, 2020, based on the background and the method mentioned above, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 49,170 (36,877 net of the effect of income tax) and for the CGU Gas – Austral Basin of 8,126 (6,095 net of the effect of income tax), generated, mainly, by the expected fall in gas prices due to the situation the market is going through at global level, and also, to the specific dynamics mentioned above, at the domestic level. The discount rate after taxes used as of June 30, 2020 was 12.63% for 2020 and 2021 and 13.06% for 2022 and thereafter, being the recoverable value after taxes as of such date for the CGU Gas – Neuquina Basin and the CGU Gas – Austral Basin 107,911 and 7,835, respectively.

As of September 30, 2020, based on the fact that the critical assumptions used to estimate the value in use of the mentioned CGUs have not had significant changes, and considering the sensitivities run, the Group has not recognized additional charges for impairment or recovery of such impairments.

•	Impairment of financial assets measured at amortized cost

The Group applies the simplified approach to expected credit losses allowed under IFRS 9 for the trade receivables.

Considering the maximum exposure to financial credit risk based on counterparties’ concentration, receivables with the National Government, its direct agencies and companies with government participation account for approximately 34% (50,722), while the Group’s remaining debtors are diversified.

The current economic situation and future credit risk outlooks have been contemplated to review and update estimates of provisions. Even though they have not had a significant impact, the total economic impact of COVID-19 on expected credit losses is subject to significant uncertainty since the prospective information that is currently available is limited. The Group will continue thoroughly reviewing the assumptions used in such estimates.

•	Income tax

Under IAS 34, income tax expense is recognised in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year.

Considering the current economic context and future prospects, the Group has adjusted the projections used to estimate the effective tax rate.The Group has also reviewed the recoverability of tax losses carry-forwards, not having recorded impairment charges for the nine-month period ended on September 30, 2020.

•	Provisions assumptions for lawsuits and contingencies

The Group does not expect the current economic situation will significantly change the present value of the disbursements deemed to be required to settle the obligations related to existing provisions as of the date of issuance of these condensed interim consolidated financial statements. However, the Group will continue reviewing these assumptions.

•	Other accounting estimates and judgments

The rest of the accounting estimates and judgments disclosed in the annual consolidated financial statements are still applicable. No new significant accounting estimates or judgments have been identified.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2. BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

As of the date of these condensed interim consolidated financial statements, due to the uncertainties inherent to the scale and duration of these events, it is not reasonably possible to estimate the final negative impact this pandemic will have on the world’s economy and its financial markets, on Argentina’s economy, and consequently, on the Group’s comprehensive results, cash flows and financial position of the Group, nor its effect on access to debt markets, the contractual position with certain counterparties (including as a result of events of force majeure or other similar events under the Group’s contracts, see also Note 39), the Group’s capacity to meet its commitments and future asset impairments, among other issues.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2019 and to the nine-month period ended on September 30, 2019 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3. SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government until the last years, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, recently, an excess of supply with respect to the domestic demand took place at specific times of the year. Consequently, the Group may be subject to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sales of natural gas.

Besides, the current economic environment has been significantly affected by COVID-19, which will have a negative impact on the results of the Group’s operations, and that will be sensitive to the development of the pandemic and the measures adopted by the Argentine Government. See Note 2.c.

4. ACQUISITIONS AND DISPOSITIONS

•	Bandurria Sur Area

As mentioned on Note 33.b to the annual consolidated financial statements, on January 2020, YPF was notified of the acquisition by Shell Argentina S.A. and Equinor Argentina AS (jointly, the “Consortium”) of the entire share package of Schlumberger Oilfield Eastern Ltd. (“SPM”), an affiliate of Schlumberger Argentina S.A. This assignment required payment by SPM of the outstanding price that amounted approximately to US$ 105 million, which has already been received by YPF. In consideration of the above, the Group recorded a profit of 6,356 included in “Other net operating results”.

On March 5, 2020, an agreement was executed, under which YPF assigned to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM Argentina S.A.), an affiliate of Shell Argentina S.A. and Equinor Argentina AS (Argentina Branch), an 11% interest in the Bandurria Sur block. On April 29, 2020, Decree No. 512/2020 was issued, by which the Province of Neuquén approved the assignment in favor of BSI. On May 14, 2020, YPF and BSI entered into the final contracts for the joint exploitation of hydrocarbons in the Area, thereby complying with the precedent conditions for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the Area to BSI. Consequently, YPF will continue to be the Operator of the Area, keeping a 40% interest in the concession, while BSI’s interest will be 60%. In consideration of the above, the Group recorded a profit of 4,420 included in “Other net operating results”.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

4. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	CAN 100 exploration permit (offshore) –Block E-1 Reconversion

On April 16, 2020, having the conditions established under the assignment agreement been met, among them, the approval of the assignment pursuant to section 72 of the Hydrocarbons Law by the SE, which was granted through Resolution No. 55/2020, the closure of the transaction was made, efectivizing YPF’s assigment of its 50% interest in the area and the operation to Equinor Argentina B.V. Sucursal Argentina. On April 22, 2020, YPF received US$ 22 million. In consideration of the above, the Group recorded a profit of 1,457 included in “Other net operating results”.

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date. The administration and risk management policies applied by the Group are described in Note 4 to the annual consolidated financial statements. Moreover, given the current economic situation caused by the COVID-19, the Group has evaluated its exposure to the following risks:

•	Market risk management

The market risk to which the Group is exposed consists of the possibility that the valuation of the Group’s financial assets and liabilities, as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates and other price variables.

The Group has carried out a sensitivity analysis of possible changes in interest rates, which did not have a significant impact on the Group. Likewise, given the restrictions imposed by the BCRA for access to the exchange market, specifically since the publication of Communication No. 7030, the Group has been reducing its portion of cash and cash equivalents denominated in currencies other than the Argentine Peso, and, therefore it may be affected in case of exchange rate variation, on account of which the entity decided to operate with derivative financial instruments as a hedge following the accounting policy defined in Note 2.b.17) to the annual consolidated financial statements.

On the other hand, the Group was affected by the investments in financial instruments’ own price risk (variations in public securities and mutual funds prices), which are valued at fair value with changes in results. See Note 7.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

5. FINANCIAL RISK MANAGMENT (Cont.)

•	Liquidity risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

Based on the restrictions established by the BCRA for access to the foreign exchange market, specifically since the publication of Communication No. 7,106 that refers to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled between October 15, 2020 and March 31, 2021, the Group is evaluating alternatives to meet its obligations.

Besides, several loans of the Group contain Covenants, which include certain financial commitments and a negative impact due to material adverse judgments, among others. The Group monitors compliance with the Covenants on a quarterly basis. As of September 30, 2020, the Group had exceeded the leverage ratio required under the Covenants, and therefore, even though there is no acceleration of maturities of due amounts and restrictions to refinance existing loans, the Group has certain limitations in its capacity to incur further debt. However, there are certain exceptions that might allow the Group certain flexibility to manage its debt.

It should be noted that, under the terms and conditions of the loans that subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the debt service coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, on September 30, 2020, financial creditors formally accepted to waive Metrogas the contractual obligation to comply with such financial ratio, which should not be lower than 3.00 and be kept not lower than 1.50 as of September 30, 2020.

•	Credit risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, generating Group losses.The main considerations are described in Note 2.c.

Moreover, the Group has recorded an impairment charge of accounts receivables related to the Decree No. 1053/2018. See Note 35.a.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas and LNG transport and commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of the LNG regasification terminal in Escobar, by hiring one regasification vessel, and (iii) the natural gas distribution.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 34.g to the annual consolidated financial statements), Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

6. SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the nine-month period ended September 30, 2020
Revenues from sales	2,439		93,193	381,454	9,458	(4,831)	481,713
Revenues from intersegment sales	211,495		6,275	2,469	18,423	(238,662)	—

Revenues	213,934		99,468	383,923	27,881	(243,493)	481,713

Operating profit / (loss)	(86,188)		(8,389)	(3,915)	(15,685)	12,042	(102,135)
Income from equity interests in associates and joint ventures	—		5,315	2,935	—	—	8,250
Depreciation of property, plant and equipment	102,025	(2)	1,327	25,168	5,427	—	133,947
Impairment of property, plant and equipment and intangible assets	58,695		62	—	77	—	58,834
Acquisition of property, plant and equipment	48,062		3,862	12,935	3,534	—	68,393
Assets	784,815		222,694	588,668	138,742	7,767	1,742,686
For the nine-month period ended September 30, 2019
Revenues from sales	1,969		92,324	368,109	13,518	(4,235)	471,685
Revenues from intersegment sales	204,357		6,814	2,448	17,819	(231,438)	—

Revenues	206,326		99,138	370,557	31,337	(235,673)	471,685

Operating profit / (loss)	(37,660)		2,543	20,126	(8,878)	11,043	(12,826)
Income from equity interests in associates and joint ventures	—		2,094	1,124	—	—	3,218
Depreciation of property, plant and equipment	82,129	(2)	979	13,522	2,590	—	99,220
Impairment of property, plant and equipment	40,561		868	—	—	—	41,429
Acquisition of property, plant and equipment	90,993		3,830	12,742	3,931	—	111,496
As of December 31, 2019
Assets	742,850		199,357	508,026	129,331	(6,275)	1,573,289

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

7. FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of September 30, 2020 and December 31, 2019, and their allocation to their fair value levels:

	As of September 30, 2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets(1):
- Public securities	9,212	—	—	9,212

	9,212	—	—	9,212

Cash and cash equivalents:
- Mutual funds	29,863	—	—	29,863

	29,863	—	—	29,863

	39,075	—	—	39,075

(1) Additionally, the Group has Treasury Bills as financial assets measured at amortized cost of 7,553 as of September 30, 2020.

	As of December 31, 2019
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	8,370	—	—	8,370

	8,370	—	—	8,370

Cash and cash equivalents:
- Mutual funds	7,038	—	—	7,038

	7,038	—	—	7,038

	15,408	—	—	15,408

The Group has no financial liabilities measured at fair value.

Public securities and public debt restructuring

On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and principal of the national public debt instrumented by U.S. dollar-denominated securities issued under the Argentine law until December 31, 2020, or until a previous date established by the Ministry of Economy considering the degree of progress and execution of the public debt sustainability restoration process. This includes the BONAR 2020. Among the exceptions established by such Decree are the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariat of Finance and Secretariat of Treasury, of which the Group is a creditor, which are valued at amortized cost (see Note 36). Later, on July 17, 2020, the Ministry of Economy informed through a press release that it had submitted to the Argentine Congress a Bill to restore sustainability of the external public debt instrumented by US-denominated securities issued under the argentine law.

Additionally, on April 22, 2020, the Argentine Government issued a proposal for restructuring Public Securities issued under foreign law under Decree No. 391/2020, which includes BONAR 2021. On the same date, the Argentine Government failed to pay interest coupons due on certain global bonds, among which were BONAR 2021. On May 6, 2020, the Group adhered to the restructuring proposal. Later, on July 6, 2020 and under Decree No. 582/2020, the Argentine Government filed an amendment to the terms and conditions established by Decree No. 391/2020.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

7. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

On August 4, 2020, the Argentine Government reached an agreement with the representatives of the Ad Hoc Group of Argentine Bondholders, Argentina’s Creditors Committee and the Exchange Bondholder Group and other holders. On August 18, 2020, the Argentine Government issued Decree No. 676/2020, amending the terms and conditions of the proposal in order to reflect the improvements agreed with the creditors under foreign law.

On August 31, 2020, the Argentine Government informed the results of the restructuring of the Public Securities issued under foreign law, announcing it had obtained the required consents to exchange and/or modify 99.01% of the total outstanding principal amount of all the series of eligible bonds issued under the 2005 and 2016 Indenture.

As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 bonds for the new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 1,330. (See Note 28).

Fair value estimates

From December 31, 2019 until September 30, 2020, there have been significant changes mainly in macroeconomic circumstances (mainly variations in country risk and a drop in the prices of government securities, among others) affecting the financial instruments measured at fair value by the Group.

Furthermore, during the nine-month period ended September 30, 2020, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 493,607 and 476,750 as of September 30, 2020 and December 31, 2019, respectively.

The fair value of other receivables, trade receivables, financial instruments at amortized cost, cash and cash equivalents, other liabilities and accounts payable do not differ significantly from their book value.

8. INTANGIBLE ASSETS

	September 30, 2020	December 31, 2019
Net book value of intangible assets	46,151	37,608
Provision for impairment of intangible assets	(1,923)	(429)

	44,228	37,179

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

8. INTANGIBLE ASSETS (Cont.)

The evolution of the Group’s intangible assets for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	1,271	4,171 (2)	705	6,147
Translation effect	18,969	5,680	7,862	32,511
Adjustment for inflation(1)	—	—	833	833
Decreases and reclassifications	(6)	(103)	181	72
Accumulated amortization
Increases	1,848	—	526	2,374
Translation effect	12,332	—	7,475	19,807
Adjustment for inflation(1)	—	—	199	199
Decreases and reclassifications	—	—	(23)	(23)
Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	560	—	487	1,047
Translation effect	14,205	4,476	5,874	24,555
Adjustment for inflation(1)	—	—	663	663
Decreases and reclassifications	(1)	(313)	319	5
Accumulated amortization
Increases	1,877	—	532	2,409
Translation effect	9,566	—	5,595	15,161
Adjustment for inflation(1)	—	—	157	157
Decreases and reclassifications	—	—	—	—
Cost	66,700	20,818	31,646	119,164
Accumulated amortization	45,733	—	27,280	73,013

Balance as of September 30, 2020	20,967	20,818	4,366	46,151

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 3 to the annual consolidated financial statements.

Set forth below is the evolution of the provision for impairment of intangible assets for the nine-month period ended on September 30, 2020 and for the year ended December 31, 2019:

Provision for impairment of intangible assets
Balance as of December 31, 2018	—
Increase charged to loss	429

Balance as of December 31, 2019	429

Increase charged to loss	1,399
Adjustment for inflation(1)	95

Balance as of September 30, 2020	1,923

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

9. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2020	December 31, 2019
Net book value of property, plant and equipment	1,337,172	1,156,950
Provision for obsolescence of materials and equipment	(8,411)	(6,610)
Provision for impairment of property, plant and equipment	(129,873)	(81,329)

	1,198,888	1,069,011

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938		128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	46	1,980	(3)	4,676	83	43,089	114,878	6,532	106	—	865	589	172,844	(4)
Translation effect	24,838	967,212		171,788	8,723	21,044	70,818	5,014	14,289	25,116	—	13,581	1,322,423
Adjustment for inflation(6)	3,382	—		—	716	920	1,326	—	828	—	13,010	4,793	24,975
Decreases and reclassifications	880	114,493		15,715	1,358	(37,620)	(116,818)	(8,132)	1,077	4,021	6,600	(3,894)	(22,320)
Accumulated depreciation
Increases	1,260	137,017	(3)	16,092	1,345	—	—	—	2,536	2,765	989	1,325	163,329
Translation effect	11,444	758,928		93,611	5,917	—	—	—	11,935	15,822	—	9,862	907,519
Adjustment for inflation (6)	1,726	—		—	486	—	—	—	773	—	6,733	3,270	12,988
Decreases and reclassifications	9	(2,287)		(33)	(376)	—	—	—	(834)	(13)	3,647	(2,874)	(2,761)
Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386	41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—	35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	33	502		603	9	24,609	40,702	113	114	—	1,587	121	68,393	(5)
Translation effect	18,431	742,816		130,296	6,745	16,551	42,666	2,163	11,392	20,236	—	10,087	1,001,383
Adjustment for inflation (6)	2,253	—		—	565	259	1,591	—	337	—	9,951	2,126	17,082
Decreases and reclassifications	1,399	67,526		9,666	278	(19,228)	(86,528)	(9,020)	3,800	4,429	1,062	69	(26,547	)(7)
Accumulated depreciation
Increases	1,521	135,242		20,162	1,220	—	—	—	2,903	3,148	915	1,153	166,264
Translation effect	8,751	595,962		73,744	4,599	—	—	—	9,510	12,452	—	7,467	712,485
Adjustment for inflation (6)	1,129	—		—	328	—	—	—	306	—	5,322	1,550	8,635
Decreases and reclassifications	—	(7,010)		—	(226)	—	—	—	(2)	—	(52)	(5)	(7,295	)(7)
Cost	99,309	3,499,397		613,195	34,639	84,614	193,016	4,642	56,660	94,800	57,243	59,109	4,796,624
Accumulated depreciation	47,954	2,849,782		355,871	23,872	—	—	—	47,834	59,871	30,062	44,206	3,459,452

Balance as of September 30, 2020	51,355	649,615	(1)	257,324	10,767	84,614	193,016	4,642 (2)	8,826	34,929	27,181	14,903	1,337,172

(1)	Includes 25,447 and 22,343 of mineral property as of September 30, 2020 and December 31, 2019 respectively.
(2)

As of September 30, 2020, there are 9 exploratory wells in progress. During the nine-month period ended on such date, 11 wells were transferred to properties with proven reserves in the mining property, wells and related equipment account and 4 wells were charged to exploratory expense.

(3)	Includes 1,172 corresponding to hydrocarbon wells abandonment costs and 4,664 of depreciation recovery for the year ended December 31, 2019.
(4)

Includes 2,109 and 1,228 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 2,021 and 311 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability, respectively.

(5)

Includes 684 and 1,041 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 2,830 and 707 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability, respectively.

(6)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(7)	Includes 2,027 and 204 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 4.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

9. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the nine-month period ended September 30, 2020 and 2019, the rate of capitalization was 9.93% and 10.24%, respectively, and the amount capitalized amounted to 615 and 678, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the nine-month period ended on September 30, 2020 and for the year ended December 31, 2019:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2018	3,955
Increase charged to loss	410
Decreases charged to profit	(22)
Amounts incurred due to utilization	(48)
Translation differences	2,315

Balance as of December 31, 2019	6,610

Increase charged to loss	9
Decreases charged to profit	(1)
Amounts incurred due to utilization	(2)
Translation differences	1,795

Balance as of September 30, 2020	8,411

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the nine-month period ended on September 30, 2020 and for the year ended December 31, 2019:

	Provision for impairment of property, plant and equipment
Balance as of December 31, 2018	37,061
Increase charged to loss	41,429	(1)
Depreciation	(17,435)
Translation differences	20,274

Balance as of December 31, 2019	81,329

Increase charged to loss	57,435	(3)
Depreciation	(32,317	)(2)
Translation differences	23,426

Balance as of September 30, 2020	129,873

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 26.
(3)	See Note 2.c.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the nine-month period ended September 30, 2020 and for the fiscal year ended December 31, 2019 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Balance for initial application of IFRS 16	450	6,732	8,612	3,356	3,909	23,059

Cost
Increases	266	13,129	19,429	163	6,792	39,779
Translation differences	310	4,587	6,189	1,687	2,545	15,318
Adjustment for inflation(3)	—	—	—	275	—	275
Decreases and reclassifications	—	(1,162)	(1,264)	(58)	(64)	(2,548)
Accumulated depreciation
Increases	208	6,051	3,174	667	2,430	12,530 (1)
Translation differences	45	1,138	850	117	619	2,769
Decreases and reclassifications	—	(507)	(283)	(7)	(10)	(807)
Cost	1,026	23,286	32,966	5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741	777	3,039	14,492

Balance as of December 31, 2019	773	16,604	29,225	4,646	10,143	61,391

Cost
Increases	10	1,930	2,175	97	33	4,245
Translation differences	272	6,465	9,039	1,249	3,611	20,636
Adjustment for inflation(3)	4	—	—	201	—	205
Decreases and reclassifications	(90)	(5,610)	(1,710)	—	—	(7,410)
Accumulated depreciation
Increases	233	5,491	4,977	690	4,821	16,212 (2)
Translation differences	94	2,467	1,624	229	1,453	5,867
Adjustment for inflation(3)	3	—	—	43	—	46
Decreases and reclassifications	(10)	(3,960)	(505)	—	—	(4,475)
Cost	1,222	26,071	42,470	6,970	16,826	93,559
Accumulated depreciation	573	10,680	9,837	1,739	9,313	32,142

Balance as of September 30, 2020	649	15,391	32,633	5,231	7,513	61,417

(1)

Includes 10,509 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 25 to the annual consolidated financial statements) and 2,021 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

(2)

Includes 13,382 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 26) and 2,830 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

(3)	Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Amount of investments in associates	8,476	6,419
Amount of investments in joint ventures	83,685	61,183
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	92,149	67,590

The main movements during the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2018	32,686
Acquisitions and contributions	4,826
Income on investments in associates and joint ventures	7,968
Translation differences	20,673
Distributed dividends	(811)
Adjustment for inflation(1)	1,510
Capitalization in joint ventures	738

Balance as of December 31, 2019	67,590

Income on investments in associates and joint ventures	8,250
Translation differences	17,095
Distributed dividends	(2,494)
Adjustment for inflation(1)	1,708

Balance as of September 30, 2020	92,149

(1)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the nine-month period ended September 30, 2020 and 2019. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	2020	2019	2020	2019
Net income	1,032	1,350	7,218	1,868
Other comprehensive income	1,744	635	17,059	17,684

Comprehensive income for the period	2,776	1,985	24,277	19,552

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of September 30, 2020 and December 31, 2019, as well as the results for the nine-month period ended September 30, 2020 and 2019, are detailed below:

	September 30, 2020(1)	December 31, 2019(1)
Noncurrent assets	130,917	96,219
Current assets	26,368	26,622

Total assets	157,285	122,841

Noncurrent liabilities	65,151	57,799
Current liabilities	29,911	19,503

Total liabilities	95,062	77,302

Total shareholders’ equity	62,223	45,539

	For the nine-month period ended September 30,
	2020(1)	2019(1)
Revenues	14,486	10,910
Costs	(6,757)	(5,198)

Gross profit	7,729	5,712

Operating profit	6,404	4,762
Income from equity interests in associates and joint ventures	204	287
Net financial results	(160)	(831)

Net profit before income tax	6,448	4,218

Income tax	(2,448)	(2,055)

Net profit	4,000	2,163

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

						Information of the issuer
	Description of the Securities							Last available financial statements
Name and Issuer	Class	Face Value			Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common		Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	09-30-20	15	—	99	100.00%
YPF Holdings Inc.(6)	Common	US$		0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	09-30-20	61,664	(5)	(16,354)	100.00%
Operadora de Estaciones de Servicios S.A.	Common			$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	164	(703)	4,592	99.99%
A-Evangelista S.A.	Common			$1	306,818,702	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	307	(2,731)	(3,585)	100.00%
Metrogas S.A.	Common			$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	09-30-20	569	(1,146)	17,530	70.00%
YPF Chile S.A.(6)	Common		—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	09-30-20	3,474	(297)	2,460	100.00%
YPF Tecnología S.A.	Common			$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	459	46	3,383	51.00%
Compañía de Inversiones Mineras S.A.	Common			$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	236	(78)	15	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	09-30-2020													12-31-2019
						Information of the issuer
	Description of the Securities							Last available financial statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures(5):
YPF Energía Eléctrica S.A.(6)	Common	$1	1,879,916,921	47,568	1,085	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Av. Córdoba 111, P 14° , Buenos Aires, Argentina	09-30-20	3,747	4,000	62,223	75.00%		35,382
Compañía Mega S.A.(6)	Common	$1	244,246,140	6,705	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P 10º , Buenos Aires, Argentina	09-30-20	643	1,148	17,694	38.00%		5,211
Profertil S.A.(6)	Common	$1	391,291,320	14,514	—	Production and marketing of fertilizers	Manuela Sáenz 323, P 8° , Buenos Aires, Argentina	06-30-20	783	1,808	29,392	50.00%		10,778
Refinería del Norte S.A.	Common	$1	45,803,655	1,998	—	Refining	Maipú 1, P 2º , Buenos Aires, Argentina	06-30-20	92	(732)	3,930	50.00%		1,881
Oleoducto Loma Campana-Lago Pellegrini S.A. (6)	Common	$1	738,139,164	1,099	738	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	09-30-20	868	(158)	954	85.00%		762
CT Barragán S.A.(6)	Common	$1	4,279,033,952	11,310	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	09-30-20	8,558	4,933	22,648	50.00%		6,799

				83,194	6,171									60,813

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	2,602	—	Oil transportation by pipeline	Maipú 1210, P 8º , Buenos Aires, Argentina	06-30-20	110	1,059	5,970	37.00%		1,778
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	1,030	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P 11º , Buenos Aires, Argentina	06-30-20	14	280	3,107	33.15%		711
Oiltanking Ebytem S.A.(6)	Common	$10	351,167	971	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	09-30-20	12	710	3,056	30.00%		871
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	1,800	—	Electric power generation and bulk marketing	San Martin 140, P 2° , Buenos Aires, Argentina	09-30-20	1,231	594	17,918	10.25	%(4)	1,542
YPF Gas S.A.	Common	$1	59,821,434	1,369	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P 3º , Buenos Aires, Argentina	06-30-20	176	559	5,727	33.99%		965
Other companies:
Other (3)	—	— —	—	1,195	648	—	—	—	—	—	—	—		922

				8,967	648									6,789

				92,161	6,819									67,602

(1)	Corresponds to cost, net of dividends collected and capital reductions.

(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.

(3)

Includes Gasoducto del Pacífico (Argentina) S.A., A&C Pipeline Holding Company, Oleoducto Trasandino (Chile) S.A., Oleoducto Trasandino (Argentina) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A. and Sustentator S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.

(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.

(6)	The U.S. dollar has been defined as the functional currency of this company.

(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and YPF Ventures S.A.U.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

12. INVENTORIES

	September 30, 2020		December 31, 2019
Refined products	64,018		50,563
Crude oil and natural gas	33,956		24,756
Products in process	2,658		2,259
Raw materials, packaging materials and others	3,640		2,901

	104,272	(1)	80,479	(1)

(1)	As of September 30, 2020, and December 31, 2019, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	September 30, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Receivables from services	442	2,624	455	2,706
Tax credit and export rebates	9,368	7,192	6,896	6,076
Loans to third parties and balances with related parties (1)	739	820	2,435	3,288
Collateral deposits	2	1,298	2	640
Prepaid expenses	693	2,009	603	2,370
Advances and loans to employees	16	334	29	596
Advances to suppliers and custom agents (2)	—	9,715	—	10,896
Receivables with partners in JO	2,651	3,048	2,248	7,932
Insurance receivables	—	970	—	498
Miscellaneous	14	1,731	45	1,255

	13,925	29,741	12,713	36,257
Provision for other doubtful receivables	(1,161)	(71)	(924)	(65)

	12,764	29,670	11,789	36,192

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	September 30, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	10,057	127,032	15,325	124,657
Provision for doubtful trade receivables	(1,584)	(15,715)	—	(6,580)

	8,473	111,317	15,325	118,077

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for nine-month period ended on September 30, 2020 and for the year ended December 31, 2019:

	Provision for doubtful trade receivables
	Noncurrent		Current
Balance as of December 31, 2018	—		2,776

Increases charged to expenses	—		3,891
Decreases charged to income	—		(707)
Amounts incurred due to utilization	—		(112)
Translation differences	—		847
Result from net monetary position(1)	—		(103)
Other movements	—		(12)

Balance as of December 31, 2019	—		6,580

Increases charged to expenses	2,228	(2)	8,649 (2)
Decreases charged to income	—		(566)
Translation differences	—		509
Result from net monetary position(1)	—		(101)
Reclassifications	(644)		644

Balance as of September 30, 2020	1,584		15,715

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	Includes 8,433 corresponding to credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1053/2018. See Note 35.a.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

15. CASH AND CASH EQUIVALENTS

	September 30, 2020	December 31, 2019
Cash and banks	11,603	6,983
Short-term investments(1)	18,175	52,079
Financial assets at fair value with changes in results(2)	29,863	7,038

	59,641	66,100

(1)	Includes 8,537 and 10,043 of fixed-term deposits and other investments with the BNA as of September 30, 2020 and December 31, 2019, respectively.
(2)	See Note 7.

16. PROVISIONS

Changes in the Group’s provisions for the nine-month period ended September 30, 2020 and for the fiscal year ended December 31, 2019 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Balance as of December 31, 2018	21,235	1,123	3,720	1,622	58,433		1,784	83,388	4,529

Increases charged to expenses	18,460 (2)	9	1,695	—	7,409		—	27,564	9
Decreases charged to income	(2,358)	(744)	(63)	—	(2,950)		—	(5,371)	(744)
Amounts incurred due to payments/utilization	(73)	(194)	—	(1,821)	—		(2,774)	(73)	(4,789)
Net exchange and translation differences	7,405	443	479	106	35,219		1,079	43,103	1,628
Result from net monetary position(4)	(92)	—	—	—	—		—	(92)	—
Reclassifications and other movements	(744)	648	(2,003)	2,003	(1,004	) (1)	2,176 (1)	(3,751)	4,827

Balance as of December 31, 2019	43,833	1,285	3,828	1,910	97,107		2,265	144,768	5,460

Increases charged to expenses	7,213 (3)	144	1,369	—	7,983		—	16,565	144
Decreases charged to income	(914)	(659)	(78)	—	—		—	(992)	(659)
Amounts incurred due to payments/utilization	(22)	(88)	—	(844)	—		(965)	(22)	(1,897)
Net exchange and translation differences	6,123	326	364	9	27,275		628	33,762	963
Result from net monetary position(4)	(30)	—	—	—	—		—	(30)	—
Reclassifications and other movements	(558)	683	(939)	939	(954)		954	(2,451)	2,576

Balance as of September 30, 2020	55,645	1,691	4,544	2,014	131,411		2,882	191,600	6,587

(1)	Includes 1,172 corresponding to the recalculation of abandonment of hydrocarbon wells cost for the year ended December 31, 2019.
(2)

Includes 10,572 corresponding to the recognition of the dispute relating to the tax deduction of well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the payment facility plan.

(3)	Includes the accrual of financial interest of the dispute relating to the tax deduction of well abandonment costs for periods 2011-2017.
(4)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

Provisions for lawsuits, claims and environmental liabilities are described in Note 15 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2020 are described below:

•	Claims arising from restrictions in the natural gas market

•	Transportadora de Gas del Norte S.A. (“TGN”)

On October 16, 2020, YPF was notified of the judgment rendered by the lower court, which resolved:

i)	to declare abstract the claim to fulfill the firm gas transportation agreement (the “Agreement”), filed by TGN;

ii)

to partially grant the claim filed in the case for fulfillment of the Agreement, and order YPF to pay for unpaid invoices, in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees;

iii)	to admit the claim for damages and order YPF to pay the amount of US$ 231 million plus interest and court fees.

On October 22, 2020, YPF filed an appeal against the lower court’s decision, which, as of the date of these financial statements has not been granted.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

17. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year. The amounts calculated for income tax expense for the nine-month period ended September 30, 2020 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the nine-month period ended September 30, 2020 and 2019 is as follows:

	For the nine-month period ended September 30,
	2020	2019
Current income tax	(798)	(1,144)
Deferred income tax	(6,487)	(12,440	)(1)

Subtotal	(7,285)	(13,584)

Income tax – Well abandonment	—	(16,239	)(2)
Special tax – Tax revaluation, Law No. 27,430	—	(4,600	)(3)

	(7,285)	(34,423)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the dispute relating to cost deduction for wells abandonment.
(2)

Includes (10,610) corresponding to interest related to the dispute relating to cost deduction for wells abandonment determined on the date the Company decided to adhere to the payment facility plan. See Note15 to the annual consolidated financial statements.

(3)	See Note 34.j to the annual consolidated financial statements.

The reconciliation between the charge to net income for income tax for the nine-month period ended September 30, 2020 and 2019 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the nine-month period ended September 30,
	2020	2019
Net income before income tax	(106,744)	11,400
Statutory tax rate	30%	30%

Statutory tax rate applied to net income before income tax	32,023	(3,420)
Effect of the valuation of property, plant and equipment and intangible assets, net	(43,376)	(17,244)
Effect of exchange differences and other results associated to the valuation of the currency, net(1)	7,513	9,284
Effect of the valuation of inventories	(5,842)	(10,139)
Income on investments in associates and joint ventures	2,475	965
Effect of tax rate change(2)	(5,449)	8,837
Dispute associated to cost deduction for wells abandonment	—	(5,175)
Interest related to the payment facility plan for cost deduction for wells abandonment	—	1,333
Miscellaneous	5,371	1,975

Income tax	(7,285)	(13,584)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remediation of deferred income tax at the current rate. See Notes 2.b.15 and 34.j to the annual consolidated financial statements.

The Group has classified 1,048 as current income tax payable, which mainly include 917 corresponding to the 12 installments related to the payment facility plan (see Note 15 to the annual consolidated financial statements). Also, the Group has classified 2,682 as non-current income tax payable, which mainly include 2,676 corresponding to the 35 installments related to the mentioned plan.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

17. INCOME TAX (Cont.)

Breakdown of deferred tax as of September 30, 2020 and December 31, 2019 is as follows:

	September 30, 2020		December 31, 2019
Deferred tax assets
Provisions and other non-deductible liabilities	11,940		5,344
Tax losses carryforward	76,690		52,443
Miscellaneous	1,234		937

Total deferred tax assets	89,864		58,724

Deferred tax liabilities
Property, plant and equipment	(126,494)		(110,704)
Adjustment for tax inflation	(61,576)		(38,177)
Miscellaneous	(4,883)		(5,491)

Total deferred tax liabilities	(192,953)		(154,372)

Total Net deferred tax	(103,089	)(1)	(95,648	)(1)

(1)

Includes (1,207) and (1,523) as of September 30, 2020 and December 31, 2019, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation of the period, which was charged to results.

As of September 30, 2020 and December 31, 2019, there are no significant deferred tax assets which are not recognized.

As of September 30, 2020 and December 31, 2019, the Group has classified as deferred tax assets 2,676 and 1,583, respectively, and as deferred tax liability 105,765 and 97,231, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of September 30, 2020 and December 31, 2019, the causes that generate charges to other comprehensive income, did not create temporary differences for income tax.

18. TAXES PAYABLE

	September 30, 2020		December 31, 2019
	Non current	Current	Non current	Current
VAT	—	2,903	—	3,532
Withholdings and perceptions	—	1,628	—	2,070
Royalties	—	2,943	—	1,268
Tax on Fuels	—	4,336	—	635
IIBB	—	366	—	512
Miscellaneous	20	3,832	1,428	3,420

	20	16,008	1,428	11,437

19. SALARIES AND SOCIAL SECURITY

	September 30, 2020		December 31, 2019
	Non current	Current	Non current	Current
Salaries and social security	—	3,120	—	2,976
Bonuses and incentives provision	—	3,114	—	3,468
Vacation provision	—	4,422	—	3,610
Other employee benefits	2,923	1,765	—	150

	2,923	12,421	—	10,204

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

20. LEASE LIABILITIES

As of September 30, 2020, the Group recorded non-current and current lease liabilities in the amount of 40,741 and 26,853, respectively.

The evolution of the Group’s leases liabilities for the nine-month period ended September 30, 2020 and for the fiscal year ended December 31, 2019, are as follows:

Lease liabilities
Balances for initial application of IFRS 16	23,059

Leases increase	39,779
Financial accretion	2,885
Leases decrease	(1,741)
Payments	(15,208)
Exchange and translation differences, net	12,999
Result from net monetary position(1)	7

Balance as of December 31, 2019	61,780

Increase due to new contracts	4,245
Financial accretion	4,662
Leases decrease	(2,993)
Payments	(15,470)
Exchange and translation differences, net	15,360
Result from net monetary position(1)	10

Balance as of September 30, 2020	67,594

(1)

Includes adjustment for inflation of opening balances of lease liabilities in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

21. LOANS

	Interest rate (1)	Maturity	September 30, 2020		December 31, 2019
			Noncurrent	Current	Noncurrent	Current
Pesos:
Negotiable obligations(4)	16.50% - 35.73%	2020-2024	7,102	17,669	8,619	27,481
Export pre-financing	37.00%	2020	—	4,726	—	—
Loans	37.48% - 57.08%	2020-2024	5,140	10,772	—	3,687
Account overdraft	33.00% - 36.00%	2020	—	1,051	—	2,103

			12,242	34,218	8,619	33,271

Currencies other than the Peso:
Negotiable obligations(2)(3)	0.00% - 10.00%	2020-2047	451,542	47,370	375,560	13,279
Export pre-financing(5)	3.98% - 8.19%	2020-2022	11,412	26,492	10,762	33,100
Imports financing	6.29% - 8.38%	2020	—	3,493	—	17,876
Loans	0.88% - 6.70%	2020-2027	5,211	32,413	24,710	9,583

			468,165	109,768	411,032	73,838

			480,407	143,986	419,651	107,109

(1)	Nominal annual interest rate as of September 30, 2020.
(2)	Disclosed net of 326 corresponding to YPF’s own NO repurchased through open market transactions as of December 31, 2019.
(3)

Includes 15,309 and 4,643 as of September 30, 2020 and December 31, 2019, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)

Includes 4,602 and 15,850 as of September 30, 2020 and December 31, 2019, respectively, of nominal value of NO that will be canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.

(5)

Includes pre-financing of exports granted by BNA. As of September 30, 2020, it includes 3,005 which accrue a 6.64% weighted average rate. As of December 31, 2019, it includes 4,933, which accrue a 6.89% weighted average rate.

Set forth below is the evolution of the loans for nine-month period ended on September 30, 2020 and for the year ended December 31, 2019:

Loans
Balance as of December 31, 2018	335,078
Proceed from loans	97,351
Payments of loans	(93,456)
Payments of interest	(41,606)
Accrued interest(1)	44,570
Net exchange differences and translation	185,420
Result from net monetary position(2)	(597)

Balance as of December 31, 2019	526,760

Proceed from loans	102,684
Payments of loans	(129,668)
Payments of interest	(47,941)
Accrued interest(1)	43,486
Net exchange differences and translation	127,179
Result from debt exchange	2,097
Result from net monetary position(2)	(204)

Balance as of September 30, 2020	624,393

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

21. LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									September 30, 2020		December 31, 2019
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
—	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	1,127	47	886	15
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	—	—	—	—	—	—	1,217
June	2013		$1,265	(2) (4) (6)	Class XX	—	—	—	—	—	—	643
July	2013	US$	92	(2) (5) (6)	Class XXII	—	—	—	—	—	—	729
April, february and october	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	115,806	3,052	91,010	1,925
March	2014		$500	(2) (6) (7)	Class XXIX	—	—	—	—	—	—	206
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	29.83%	2024	500	170	667	279
February	2015		$950	(2) (6) (7)	Class XXXVI	—	—	—	—	—	—	1,161
April	2015		$935	(2) (4) (6)	Class XXXVIII	—	—	—	—	—	—	349
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	114,120	1,671	89,416	3,230
September	2015		$1,900	(2) (6) (7)	Class XLI	—	—	—	—	—	—	719
September and december	2015/9		$5,196	(2) (4) (6)	Class XLII	—	—	—	—	—	—	5,952
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	27.13%	2023	2,000	241	2,000	183
March and January	2016/20		$5,455	(2) (4) (6)	Class XLVI	BADLAR plus 6%	35.72%	2021	—	5,587	1,350	251
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	—	31,446	59,790	1,383
April	2016	US$	46	(2) (5) (6)	Class XLVIII	—	—	—	—	—	—	2,785
April	2016		$535	(2) (6)	Class XLIX	—	—	—	—	—	—	593
July	2016		$11,248	(2) (6) (8)	Class L	—	—	—	—	—	—	12,902
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	299	4,602	108
July and december	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	76,864	1,032	60,399	1,890
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	56,397	1,159	44,311	126
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	37,862	833	29,748	17
December	2019		$1,683	(6) (9)	Class II	—	—	—	—	—	—	1,729
December, april, may and june	2019/20		$3,708	(6) (9)	Class III	BADLAR plus 6%	35.73%	2020	—	3,793	—	1,189
December	2019	US$	19	(5) (6) (9)	Class IV	Fixed	7.00%	2020	—	1,506	—	1,179
January	2020		$2,112	(6) (9)	Class V	BADLAR plus 5%	34.65%	2021	—	2,245	—	—
January and march	2020		$5,006	(6) (9)	Class VI	BADLAR plus 6%	35.65%	2021	—	5,334	—	—
January	2020	US$	10	(5) (6) (9)	Class VII	Fixed	5.00%	2021	—	759	—	—
March	2020	US$	9	(6) (9)	Class VIII	Fixed	5.00%	2021	—	683	—	—
March	2020	US$	4	(6) (9)	Class IX	Fixed	6.00%	2021	299	1	—	—
May	2020	US$	93	(5) (6) (9)	Class XI	Fixed	0.00%	2021	7,093	—	—	—
June	2020	US$	78	(5) (6) (9)	Class XII	Fixed	1.50%	2022	5,963	4	—	—
July	2020	US$	543	(6) (9)	Class XIII	Fixed	8.50%	2025	36,011	5,177	—	—

									458,644	65,039	384,179	40,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual Interest rate as of September 30, 2020.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these NO is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program. See Note 20 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

21. LOANS (Cont.)

Exchange of NO

On July 2, 2020, YPF offered Class XIII NO denominated in US-Dollars, accruing interest at a fixed rate of 8.5% redeemable, maturing in 2025, for a nominal value of up to US$ 950 million and a payment of US$ 100 in cash for each US$ 1,000 in principal amount, to be issued in exchange for Class XLVII NO issued on March 23, 2016 for a nominal value of US$ 1,000 million, maturing in 2021.

Besides, on July 13, 2020, YPF announced certain changes related to the offering, offering Class XIII NO for a nominal value of up to US$ 925 million and a payment of US$ 125 in cash for each US$ 1,000 in principal amount.

On July 31, 2020, the offering finally expired. The nominal value of the Class XLVII NO submitted to the exchange amounted to US$ 587.3 million, representing an adhesion of 58.73%. As a result of the transaction, YPF issued Class XIII NO for US$ 542.8 million and paid approximately US$ 90 million in cash (including accrued and unpaid interests on Class XLVII NO).

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 2,097 (see Note 28).

22. OTHER LIABILITIES

	September 30, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	642	571	529	593
Liabilities for contractual claims(1)	177	70	170	59
Miscellaneous	—	907	4	658

	819	1,548	703	1,310

(1)	See Note 15 to the annual consolidated financial statements.

23. ACCOUNTS PAYABLE

	September 30, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Trade payable and related parties(1)	654	112,792	1,869	145,942
Guarantee deposits	24	763	21	704
Payables with partners of JO	1,154	4,069	575	851
Miscellaneous	—	1,614	—	1,098

	1,832	119,238	2,465	148,595

(1)	For more information about related parties, see Note 36.

24. REVENUES

	For the nine-month period ended September 30,
	2020	2019
Sales of goods and services	492,111	477,752
Government incentives(1)	6,732	9,065
Turnover tax	(17,130)	(15,132)

	481,713	471,685

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

24. REVENUES (Cont.)

•	Breakdown of revenues

•	Type of good or service

	For the nine-month period ended September 30, 2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	172,168	—	—	172,168
Gasolines	—	86,644	—	—	86,644
Natural Gas(1)	—	513	79,340	—	79,853
Crude Oil	—	6,837	—	—	6,837
Jet fuel	—	13,179	—	—	13,179
Lubricants and by-products	—	13,296	—	—	13,296
Liquefied Petroleum Gas	—	9,528	—	—	9,528
Fuel oil	—	10,205	—	—	10,205
Petrochemicals	—	15,086	—	—	15,086
Fertilizers	—	13,842	—	—	13,842
Flours, oils and grains	—	24,655	—	—	24,655
Asphalts	—	2,007	—	—	2,007
Goods for resale at gas stations	—	2,548	—	—	2,548
Income from services	—	—	—	2,163	2,163
Income from construction contracts	—	—	—	6,383	6,383
Virgin naphtha	—	4,981	—	—	4,981
Petroleum coke	—	3,925	—	—	3,925
LNG Regasification	—	—	4,534	—	4,534
Other goods and services	2,494	8,852	7,371	1,560	20,277

	2,494	388,266	91,245	10,106	492,111

	For the nine-month period ended September 30, 2019
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	—	154,363	—	—	154,363
Gasolines	—	99,158	—	—	99,158
Natural Gas(1)	—	1,025	81,072	—	82,097
Crude Oil	—	9,650	—	—	9,650
Jet fuel	—	30,867	—	—	30,867
Lubricants and by-products	—	9,471	—	—	9,471
Liquefied Petroleum Gas	—	9,989	—	—	9,989
Fuel oil	—	4,569	—	—	4,569
Petrochemicals	—	15,171	—	—	15,171
Fertilizers	—	5,156	—	—	5,156
Flours, oils and grains	—	14,119	—	—	14,119
Asphalts	—	3,689	—	—	3,689
Goods for resale at gas stations	—	3,201	—	—	3,201
Income from services	—	—	—	2,525	2,525
Income from construction contracts	—	—	—	9,372	9,372
Virgin naphtha	—	2,585	—	—	2,585
Petroleum coke	—	4,602	—	—	4,602
LNG Regasification	—	—	1,760	—	1,760
Other goods and services	2,008	4,645	6,336	2,419	15,408

	2,008	372,260	89,168	14,316	477,752

(1)	Includes 53,578 and 54,048 corresponding to sales of natural gas produced by the Company for the nine-month period ended September 30, 2020 and 2019, respectively.

•	Sales Channels

	For the nine-month period ended September 30, 2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	167,437	—	—	167,437
Power Plants	—	4,009	8,647	—	12,656
Distribution Companies	—	—	24,241	—	24,241
Retail distribution of natural gas	—	—	24,948	—	24,948
Industries, transport and aviation	—	65,328	22,017	—	87,345
Agriculture	—	66,234	—	—	66,234
Petrochemical industry	—	16,665	—	—	16,665
Trading	—	28,531	—	—	28,531
Oil Companies	—	26,085	—	—	26,085
Commercialization of liquefied petroleum gas	—	4,826	—	—	4,826
Other sales channels	2,494	9,151	11,392	10,106	33,143

	2,494	388,266	91,245	10,106	492,111

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

24. REVENUES (Cont.)

	For the nine-month period ended September 30, 2019
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	—	178,864	—	—	178,864
Power Plants	—	709	11,268	—	11,977
Distribution Companies	—	—	17,305	—	17,305
Retail distribution of natural gas	—	—	33,319	—	33,319
Industries, transport and aviation	—	81,990	19,179	—	101,169
Agriculture	—	45,490	—	—	45,490
Petrochemical industry	—	17,166	—	—	17,166
Trading	—	24,352	—	—	24,352
Oil Companies	—	13,266	—	—	13,266
Commercialization of liquefied petroleum gas	—	4,360	—	—	4,360
Other sales channels	2,008	6,063	8,097	14,316	30,484

	2,008	372,260	89,168	14,316	477,752

•	Target Market

Sales contracts in the domestic market resulted in 427,021 and 420,058 for the nine-month period ended September 30, 2020 and 2019, respectively.

Sales contracts in the international market resulted in 65,090 and 57,694 for the nine-month period ended September 30, 2020 and 2019, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	September 30, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	10,057	101,464	6,785	100,706
Contract assets	—	426	—	203
Contract liabilities	—	8,746	294	7,404

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, diesel and natural gas, among others.

During the nine-month period ended on September 30, 2020 and 2019 the Group has recognized 6,983 and 4,184, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

25. COSTS

	For the nine-month period ended September 30,
	2020	2019
Inventories at beginning of year	80,479	53,324
Purchases	125,225	139,580
Production costs(1)	330,793	259,286
Translation effect	22,511	31,577
Adjustment for inflation(2)	353	342
Inventories at end of the period	(104,272)	(95,545)

	455,089	388,564

(1)	See Note 26,
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

26. EXPENSES BY NATURE

The Group presents the condensed interim consolidated financial statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the nine-month period ended September 30, 2020 and 2019:

	For the nine-month period ended September 30, 2020
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	29,442	9,108		4,685		621	43,856	(5)
Fees and compensation for services	1,709	6,325	(2)	1,170		77	9,281
Other personnel expenses	6,222	555		260		29	7,066
Taxes, charges and contributions	5,358	293		11,549	(1)	—	17,200
Royalties, easements and canons	30,826	—		67		57	30,950
Insurance	3,626	200		102		—	3,928
Rental of real estate and equipment	5,149	24		1,300		—	6,473	(4)
Survey expenses	—	—		—		344	344
Depreciation of property, plant and equipment	126,879	2,963		4,105		—	133,947
Amortization of intangible assets	1,990	391		28		—	2,409
Depreciation of right-of-use assets	12,670	11		701		—	13,382
Industrial inputs, consumable materials and supplies	15,359	72		259		23	15,713
Operation services and other service contracts	28,258	461		2,546		293	31,558	(4)
Preservation, repair and maintenance	36,038	923		1,099		2	38,062	(4)
Unproductive exploratory drillings	—	—		—		3,576	3,576
Transportation, products and charges	16,052	2		12,160		—	28,214	(4)
Provision for doubtful trade receivables	—	—		10,311		—	10,311
Publicity and advertising expenses	—	1,399		265		—	1,664
Fuel, gas, energy and miscellaneous	11,215	549		2,795		52	14,611	(4)

	330,793	23,276		53,402		5,074	412,545

(1)	Includes 7,737 corresponding to export withholdings.
(2)

Includes 70 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2020, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 83 corresponding to fiscal year 2019 and to approve the approximate sum of 123 as fees with respect to fees and remunerations for the fiscal year 2020.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,034.
(4)	Includes 3,818 and 3,099 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.
(5)	Includes 1,409 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 36.

	For the nine-month period ended September 30, 2019
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	22,669	5,534		2,842		489	31,534
Fees and compensation for services	1,836	4,272	(2)	833		20	6,961
Other personnel expenses	6,073	623		323		113	7,132
Taxes, charges and contributions	4,889	171		7,572	(1)	44	12,676
Royalties, easements and canons	30,455	—		80		43	30,578
Insurance	1,540	99		104		—	1,743
Rental of real estate and equipment	6,895	32		508		—	7,435	(4)
Survey expenses	—	—		—		933	933
Depreciation of property, plant and equipment	94,746	1,986		2,488		—	99,220
Amortization of intangible assets	1,422	222		21		—	1,665
Depreciation of right-of-use assets	6,773	—		429		—	7,202
Industrial inputs, consumable materials and supplies	15,398	110		178		29	15,715
Operation services and other service contracts	13,417	509		1,745		198	15,869	(4)
Preservation, repair and maintenance	33,182	624		662		52	34,520	(4)
Unproductive exploratory drillings	—	—		—		2,502	2,502
Transportation, products and charges	15,592	2		10,887		—	26,481	(4)
Provision for doubtful trade receivables	—	—		983		—	983
Publicity and advertising expenses	—	1,822		504		—	2,326
Fuel, gas, energy and miscellaneous	4,399	571		2,776		70	7,816	(4)

	259,286	16,577		32,935		4,493	313,291

(1)	Includes 4,639 corresponding to export withholdings.
(2)

Includes 63 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 65 corresponding to fiscal year 2018 and to approve the approximate sum of 87 as fees with respect to fees and remunerations for the fiscal year 2019.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 798.
(4)	Includes 4,283 and 1,534 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

27. OTHER NET OPERATING RESULTS

	For the nine-month period ended September 30,
	2020		2019
Result for sale of participation in areas	12,233	(1)	965 (2)
Lawsuits	(4,345)		(2,827)
Insurance	3,189	(3)	249
Construction incentive(4)	—		613
Miscellaneous	750		487

	11,827		(513)

(1)	See Note 4.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	Corresponds mainly to the total and definitive compensation for the damages that occurred in the Bandurria Sur and Loma La Lata Oeste areas.
(4)	See Note 36.

28. NET FINANCIAL RESULTS

	For the nine-month period ended September 30,
	2020	2019
Financial income
Interest income	5,360	4,081
Exchange differences	66,568	77,091
Financial accretion	1,946	4,750

Total financial income	73,874	85,922

Financial loss
Interest loss	(48,268)	(32,641)
Exchange differences	(40,563)	(30,337)
Financial accretion	(12,369)	(1,652)

Total financial costs	(101,200)	(64,630)

Other financial results
Results on financial assets at fair value with changes in results	1,607	(3,905)
Results from derivative financial instruments	(485)	(43)
Result from net monetary position	4,515	3,664
Results from transactions with financial assets	9,597	—
Result from financial instruments exchange	1,330	—
Result from debt exchange(1)	(2,097)	—

Total other financial results	14,467	(284)

Total net financial results	(12,859)	21,008

(1)	See Note 21.

29. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of September 30, 2020 and December 31, 2019, and expenses for the nine-month period ended on September 30, 2020 and 2019, of JO and other agreements in which the Group participates are as follows:

	September 30, 2020	December 31, 2019
Noncurrent assets(1)	257,369	221,219
Current assets	4,226	8,723

Total assets	261,595	229,942

Noncurrent liabilities	22,064	17,754
Current liabilities	14,717	27,641

Total liabilities	36,781	45,395

	For the nine-month period ended September 30,
	2020	2019
Production cost	65,324	48,177
Exploration expenses	155	151

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

30. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of September 30, 2020, is 3,928 and 5 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2020, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2020 and approved the financial statements of YPF for the fiscal year ended December 31, 2019, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2019: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; b) to fully absorb accumulated losses in retained earnings up to 34,071 against the amounts corresponding to the discontinued reserves for up to such amount; and c) to allocate the remaining discontinued reserves of up to 13,184, as follows: (i) to allocate the sum of 550 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; (ii) to allocate the sum of 3,700 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2020 will be dealt with, to determine the time and amount for their distribution, if deemed convenient and achievable, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities; and (iii) to allocate the sum of 8,934 to create a reserve for investments under the terms of section 70, third paragraph of the LGS.

31. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the nine-month period ended September 30,
	2020	2019
Net loss	(113,884)	(23,595)
Average number of shares outstanding	392,532,676	392,293,554
Basic and diluted earnings per share	(290.13)	(60.15)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

32. ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 31 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2020 are described below:

•	Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On March 23, 2020, the District Court denied the “Motion to Withdraw the reference” filed by Repsol and its related companies, and the one filed by YPF together with the other companies of the Group that are part of the Claim.

On March 30, 2020, the parties to the process submitted letters to the Court hearing the case arguing the existence of issues pending resolution in relation to the Discovery process.

On April 10, 2020, the parties to the process replied to the letters filed on March 30, 2020.

On April 20, 2020, a hearing was held between the parties and the judge hearing the case, by telephone and, in relation to the matters pending resolution.

On June 23, 2020, the Court hearing the case issued a decision which settled the issues pending resolution related to the Discovery process, as well as other issues raised by the parties to the process.

On July 21, 2020, the Liquidating Trust submitted the schedule agreed by the parties to the process to the Court hearing the case.

As of the date of issuance of these condensed interim consolidated financial statements, the parties to the process are producing evidence supporting their claims (Discovery Stage), including witness testimonies that will begin on October and shall continue until the end of January 2021.

Considering the ongoing status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continuously reassess any changes in the circumstances described and their impact on the results and financial position of the Group as such changes occur.

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will defend themselves, file the necessary legal remedies and exercise defensive measures in accordance with the applicable legal procedure to defend their rights.

33. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 32 to the annual consolidated financial statements.

33.a) Contingent liabilities

The recent events of the nine-month period ended on September 30, 2020 are described below:

33.a.1) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. companies (collectively, “Petersen”)

On May 20, the Provincial Court of Madrid dismissed the appeal filed by the Company and confirmed the jurisdiction of the Commercial Court No. 3 of Madrid in the proceedings.

On June 5, 2020, the District Court rejected the motions to dismiss based on the grounds of “forum non conveniens” filed both by the Argentine Republic and YPF and requested the parties to the process to propose how they consider the proceedings should be handled.

On June 26, 2020, both Petersen and Eton filed a motion suggesting how the proceedings should be handled.

On June 29, 2020, both the Argentine Republic and YPF filed a motion suggesting how the proceedings should be handled.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

33. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On July 1, 2020, the District Court summoned the parties to a telephone conference held on July 9, 2020.

On July 13, 2020, the District Court issued a resolution ordering the parties to the process to proceed to the discovery “of facts” and the discovery “of experts”.

On July 17, 2020, Petersen and Eton together with YPF and the Argentine Republic submitted to the District Court a proposal with a schedule of the next steps for the process.

On July 20, 2020, the District Court accepted the schedule proposed by the parties.

On September 3, 2020, YPF filed an appeal against the order issued on May 20, 2020 by the Provincial Court of Madrid for constitutional protection under sections 41 and 44 of the Organic Law of the Constitutional Court for considering that such order violates YPF’s fundamental right to an effective judicial protection. The Argentine Republic also filed an appeal for constitutional protection against such resolution.

On September 24, 2020, YPF and the Argentine Republic jointly filed a pleading requesting Judge Preska to issue a letters rogattory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, requesting assistance from the Argentine authorities to obtain the pertinent testimonies and the production of certain documents.

On October 2, 2020, YPF filed a pleading requesting Judge Preska to issue a letters rogatory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, in order to obtain assistance from Spanish authorities in the production of certain documents.

On October 6, 2020, Judge Preska approved the petitions filed by YPF and the Argentine Republic to obtain testimony and the production of the documents required on September 24 and October 2, 2020.

Within the framework of the Discovery process, the parties are exchanging documentation of both pleadings, namely, Requests for Production of Documents and their corresponding responses and objections; interrogatories and Requests for Admissions, among others.

As of the date of issuance of these consolidated financial statements, and considering the ongoing status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continue to reassess any changes in the circumstances described and their impact on the results and financial position of the Group as such changes occur.

The Company categorically rejects the claims asserted in the complaint and will file the necessary legal remedies and exercise all defensive measures in accordance with the applicable legal procedure to defend their rights.

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (jointly referred to as “Eton Park”)

On June 5, 2020, the District Court rejected the motions to dismiss based on the grounds of “forum non conveniens” filed both by the Argentine Republic and YPF and requested the parties to the process to propose how they consider the proceedings should be handled.

On June 26, 2020, both Petersen and Eton filed a motion suggesting how the proceedings should be handled.

On June 29, 2020, both the Argentine Republic and YPF filed a motion suggesting how the proceedings should be handled.

On July 1, 2020, the District Court summoned the parties to a telephone conference held on July 9, 2020.

On July 10, 2020, both the Argentine Republic and YPF answered the complaint from Eton Park.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

33. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On July 13, 2020, the District Court issued a resolution ordering the parties to the process to proceed to the discovery “of facts” and the discovery “of experts”.

On July 17, 2020, Petersen and Eton together with YPF and the Argentine Republic submitted to the District Court a proposal with a schedule of the next steps for the process.

On July 20, 2020, the District Court accepted the schedule proposed by the parties.

On September 24, 2020, YPF and the Argentine Republic jointly filed a pleading requesting Judge Preska to issue a letters rogattory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, requesting assistance from the Argentine authorities to obtain the pertinent testimonies and the production of certain documents.

On October 2, 2020, YPF filed a pleading requesting Judge Preska to issue a letters rogatory pursuant to section 28(b) of the Federal Rules of Civil Procedure of the United States and the Hague Convention, in order to obtain assistance from Spanish authorities in the production of certain documents.

On October 6, 2020, Judge Preska approved the petitions filed by YPF and the Argentine Republic to obtain testimony and the production of the documents required on September 24 and October 2, 2020.

Within the framework of the Discovery process, the parties are exchanging documentation of both pleadings, namely, Requests for Production of Documents and their corresponding responses and objections; interrogatories and Requests for Admissions, among others.

As of the date of issuance of these consolidated financial statements, and considering the ongoing status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continue to reassess any changes in the circumstances described and their impact on the results and financial position of the Group as such changes occur.

The Company categorically rejects the claims asserted in the complaint and will file the necessary legal remedies and exercise all defensive measures in accordance with the applicable legal procedure to defend their rights.

34. CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 33 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2020 are described below:

Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the nine-month period ended September 30, 2020, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of crude oil by YPF for 8,753. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of September 30, 2020 is 2,671. Additionally, YPF has a overlift position with CHNC corresponding to the imbalance of crude oil production from Loma Campana of 3,968.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35. MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 34 to the annual consolidated financial statements. Updates for the nine-month period ended September 30, 2020 are described below:

35.a) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

ENARGAS Resolution No. 39/2020 - ENARGAS Resolution No. 305/2020

On May 5, 2020, ENARGAS Resolution No. 39/2020 was published in the BO, extending the effective period of ENARGAS Resolution No. 59/2018 (which established the temporary procedure for shipment management in the Emergency Executive Committee) to September 30, 2020, included.

On October 5, 2020, ENARGAS Resolution No. 305/2020 was published in the BO, extending the effective term of ENARGAS Resolution No. 59/2018 to September 30, 2021.

Terms and Conditions for the Distribution of Natural Gas through Networks

In addition to the measures adopted by the Argentine Government due to the COVID-19 outbreak mentioned in Note 2.c, on March 25, 2020, Decree No. 311/2020 was published in the BO, which blocks interruption of services due to non-payment or late payment for a period of 180 days to certain residential users and non-residential users, which includes gas distribution providers through networks.

On April 10, 2020, the SE instructed companies producing natural gas to renew, until the expiration date of the period established in section 5 of Law No. 27,541, in the same terms and conditions, the validity of all supply agreements (inside and outside the transportation system) and all natural gas purchase agreements, whose expiration has operated or operates in the period between March 31, 2020 and the expiration date of the period established in the aforementioned section 5, having to adopt the pertinent precautions to proceed with their formalization.

On April 14, 2020, YPF sent a note to the SE stating: (i) the debt situation of the Distributors, IEASA and CAMMESA that requires their urgent regularization; (ii) the difficult situation the production sector is going through since 2018 when the variation in the price of natural gas purchased by the Distributors was found not to be transferred to tariffs, aggravated since 2019 by the delay of the Argentine Government in the update of the exchange rate along with the lack of payment of the commitments and subsidies, among others; (iii) its intention to promote the extension of contracts until the end of the period established in section 5 of Law No. 27,541, subject to the modality established in each case and depending on the availability of YPF’s gas, without implying consent to the note and making reservation of rights.

On April 20, 2020, YPF sent an extension proposal to the Distributors, which were mostly accepted.

On April 27, 2020 the ENARGAS Resolution No. 27/2020 was published in the BO, repealing ENARGAS Resolution No. 72/2019 which approved the “Methodology for Transferring the Gas Price to Tariffs and the General Procedure for Calculating Accumulated Daily Differences” that set forth the criteria that ENARGAS would apply to determine the transfer the price of gas to tariffs at the TSEP, and established that, in principle, the obligation of the distribution licensees to make reasonable efforts to obtain the best conditions and prices in their gas purchase transactions for their eventual transfer to tariffs, might be deemed complied with if such contracts resulted from a public bidding process within the scope of MEGSA, and provided they complied with section 8 of Decree No. 1053/2018, that is, that in no case could the highest cost caused by changes in the exchange rate occurring during each seasonal period be transferred to users who receive full service.

On June 19, 2020, the DNU No. 543/2020 was published in the BO, extending the term established in section 5 of Law No. 27,541 (that provided for the non-adjustment of gas and electricity rates) from its expiration and for an additional term of 180 calendar days, and replacing the first paragraph of section 1 of Decree No. 311/2020, establishing that companies providing electricity, gas, running water, fixed or mobile telephone and Internet and cable TV services, either by radioelectric or satellite link, may not interrupt or disconnect the respective services to users listed in section 3 of such Decree, in case of delay or lack of payment of 6 consecutive or alternate bills, due as from March 1, 2020, including users with disconnection notice in course.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35. MAIN REGULATIONS AND OTHERS (Cont.)

Likewise, on June 19, 2020, and based on the DNU No. 543/2020, the SE instructed producer companies to renew gas supply agreements with distribution companies until the expiration of the new term established by Decree No. 543/2020. YPF agreed to monthly extend the term with the distribution companies, which are currently extended until November 30, 2020.

On September 20, 2020, the DNU No. 756/2020 was published in the BO, extending the effective term of the prohibition to interrupt services to utility companies until December 31, 2020 in case of delay or lack of payment of up to 7 consecutive or alternate bills, due as from March 1, 2020.

Decree No. 1053/2018

Decree No. 1053/2018, issued by the PEN under Section 99 subsection 3 of the Argentine Constitution (Need and Urgency Decree) is effective from its publication date, and its approval by the Argentine Congress is regulated by Law No. 26,122, which requires the Standing Bicameral Committee to decide on the validity or invalidity of the Decree and submit a plenary opinion of both Congress Chambers for its express treatment, and establishes that need and urgency decrees will be considered to be repealed if they are rejected by both Chambers.

On July 14, 2020, the Standing Bicameral Committee issued its opinion declaring the invalidity of Decree No. 1053/2018 and submitted such opinion to both Chambers for their final decision on the matter. On July 23, 2020, the Chamber of Senators approved the opinion of the Standing Bicameral Committee which declared the nullity of Decree No. 1053/2018. The Chamber of Deputies has not yet issued its decision, and therefore, as of this date, the aforementioned Decree remains in force.

Even though on June 17, 2020, the SE had approved transfers to Distributors of the amounts corresponding to installments No. 2 to No. 7 under the scheme (corresponding to the Payment of the daily accumulated differences between the value of gas purchased by providers of the distribution service of natural gas through networks and the value of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated by exchange rate variations and corresponding to natural gas volumes delivered in the same period), such transfers were never made and the SE is not expected to make such transfers until the validity or invalidity of the Decree is finally resolved, which depends on the Chamber of Deputies’ decision expressly accepting or rejecting the Decree, as the case may be. Even though YPF´s rights have not been affected, the aforementioned impacts on the recoverability of the financial asset subject to the measure, as defined under IFRS. Therefore, YPF recorded an impairment charge of these receivables as of September 30, 2020, which amounts to 8,433.

In the session of October 29, 2020, the Chamber of Deputies, when discussing the 2021 budget bill, approved to the abrogation of the DNU No. 1053/2018, which will become effective upon the enactment of such bill, which as of the issuance date of these quarterly financial statements, has not been considered by the Chamber of Senators.

YPF is analyzing possible measures to be adopted to defend its rights in the event of the Decree being repealed.

•	LPG commercialization in the domestic market

Decree No. 311/2020 established the maximum reference prices for the sale of LPG in bottles, cylinders and/or bulk for domestic consumption will remain at the current prices for a period of 180 days. The Enforcing Authority shall define the mechanisms required to guarantee the approriate residential demand supply.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35. MAIN REGULATIONS AND OTHERS (Cont.)

On April 18, 2020, Resolution No.173/2020 issued by the Ministry of Productive Development, established that the SE had to prepare a report on the normal commercialization volumes of LPG in bottles, cylinders and/or in bulk for domestic market consumption, the price of the Household Program (Programa Hogar) and the market price of the product in cylinders and/or bulk for residential consumption as of the date of publication of Decree No. 311/2020 and the mechanisms required to ensure the adequate supply of the residential demand. Besides, Resolution No. 173/2020 clarifies the LPG may fluctuate below the levels established in Decree No. 311/2020, when the pricing mechanisms for such fluid shall so allow.

•	Remuneration of generators

On April 8, 2020, by means of a letter, the Secretary of Energy instructed CAMMESA to postpone until further notice, the implementation of Annex VI – Inflation adjustment of the values established in Argentine Pesos, of SE Resolution No. 31/2020 regarding the remuneration of generators.

•	Law No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework

On March 17, 2020, Decree No. 278/2020 was published in the BO, which ordered the government intervention of the ENARGAS until December 31, 2020, in compliance with section 6 of Law No. 27,541.

35.b) Liquid hydrocarbons regulatory requirements

•	Decree No. 488/2020 – Determination of prices for billing crude oil deliveries in the domestic market

On May 19, 2020, Decree No. 488/2020 issued by the PEN (the “Decree”) was published in the BO, establishing that crude oil deliveries made in the domestic market must be invoiced by producing companies and paid by refining and trading companies, taking the Medanito crude oil type price of US$ 45/Bbl as a reference, until December 31, 2020. This price will be adjusted for each crude type by quality and loading port using the same reference in accordance with ordinary practices. Such price will be applicable to payment of hydrocarbon royalties in compliance with section 59 of Law No. 17,319. Should, during the effective term of the Decree, the price of the “ICE BRENT FIRST LINE” rise above US$ 45/Bbl for 10 consecutive days, considering to such end the average of the last 5 market rates published by “PLATTS CRUDE MARKETWIRE” under the heading “Futures”, price-related provisions will be void.

In addition, the Decree provides that during the effective term, the producing companies are bound to maintain the activity and/or production levels registered during 2019, taking into consideration the current demand shrinkage of crude oil and its by-products, both in the domestic and international markets, caused by the COVID-19 pandemic, and always within the adequate and economic operation parameters set forth in section 31 of Law No. 17,319. Producing companies must apply an identical criteria in relation to sustaining effective contracts with regional service companies and maintaining the same workforce they had as of December 31, 2019, which shall be carried out within a consensual framework together with workers’ organizations in order to jointly achieve working arrangements that improve efficiency, technology and production, in compliance with the best national and international practices in the hydrocarbon activity.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35. MAIN REGULATIONS AND OTHERS (Cont.)

The SE will verify that producing companies meet the Annual Investment Plan (Section 12 Annex to Decree No. 1277/12) and will apply, if appropriate, the sanctions provided for in section 29 of such Annex.

On the other hand, the Decree established that refining and trading companies must purchase their total crude oil demand to local producing companies. For integrated companies, the Decree stipulated that, should they need to buy crude oil in excess of their own and their associates’ production, such purchases will be made based on similar parameters to those used in 2019. Integrated and refining companies, as well as trading companies will not be able to import products that are available for sale in the domestic market and/or for which there is effective local processing capacity.

Regarding tax increases on liquid fuels and carbon dioxide stipulated under section 7 of Annex to Decree No. 501/2018, and which correspond to adjustments for the first and second quarter of 2020, they will be applicable to unleaded gasoline, virgin naphtha and diesel from October 1, 2020.

The Decree also established that hydrocarbons (under the tariff items of the Mercosur Common Nomenclature (“NCM”) outlined in its Annex) will pay export duties under a scheme that contemplates the price of the “ICE BRENT FIRST LINE” barrel (International Price). Such export duty rate will be 0% when the International Price equal or lower than US$ 45/Bbl, will range from 0.5% to 8% when the International Price is between US$ 45/Bbl and US$ 60/Bbl, and will be 8% when the International Price is equal or higher than US$ 60/Bbl.

The SE may simplify the Operation of the Registry of Export Transactions for low-demand products in the domestic market if export requests should significantly increase. It may also request assistance from the Secretariat of Domestic Commerce and any other competent body, city mayors and all municipalities of the country, to monitor compliance with the maximum prices for the sale of LNG bottles of 10, 12 and 15 kilograms.

The values of fines for default of the obligations arising from exploration permits and exploitation concessions which do not constitute grounds for expiration under the provisions of Law No. 17,319, are based on a minimum value of 22 m3 of national crude oil in the domestic market and a maximum of 2,200 m3 of the same hydrocarbon per each infringement.

On August 28, 2020, more than ten consecutive days were completed in which the average price of Brent exceeded US$ 45/bbl, leaving the provisions related to the price of Decree No. 488/2020 without effect. Thus, as of that date, producers and refiners negotiate prices taking international oil prices as reference. As of the date of issuance of these condensed, interim, consolidated financial statements, the Argentine Government has not issued any additional regulations on this matter.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35. MAIN REGULATIONS AND OTHERS (Cont.)

35.c) Natural gas production incentive programs

•	Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs

On June 23, 2020, YPF answered the request from the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén, requiring YPF to submit a readjustment proposal for the Investment Plan corresponding to La Ribera I and II concession area for the whole period covered by the Investment Plan (2018-2021). Based on the impact the new Coronavirus (COVID-19) and the quarantine decided as a consequence thereof has had on the Company and its activities, YPF stated to such body that is impossible for it to make a comprehensive readjustment proposal of the Investment Plan and required the approval of its readjustment as originally requested. As of the date of these condensed interim consolidated financial statements, the Under-Secretariat of Energy, Mining and Hydrocarbons of Neuquén has not answered YPF’s petition.

On September 1, 2020, a request for the temporary suspension of the Program related to the “La Ribera I y II” Included Concession, effective from January 1, 2020, was submitted to the Under-Secretariat of Hydrocarbons of the Secretariat of Energy of the Nation, and that such suspension be notified to the Under-Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén, in its capacity as Provincial Enforcement Authority of the Program. This temporary suspension was requested both in relation to the performance of the Investment Plan and also to the payment of compensations for the production of 2020, until a new plan in line with the current market may be elaborated for the remaining term until the end of 2021.

As of the date of issuance of these condensed interim consolidated financial statements, neither the Under-Secretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén nor the Under-Secretariat of Hydrocarbons of the Secretariat of Energy of the Nation have answered the requests filed by YPF.

35.d) Tax Regulations

•	Extended Moratorium

On August 26, 2020, Law No. 27,562 on Social Solidarity and Production Reactivation within the Public Emerency Framework was published in the BO, which declared the extension of the regularization regime of tax, social security and customs obligations originally established for Micro, Small and Medium-Sized Enterprises (MiPyMEs) under Law No. 27,541. The following are the main aspects contemplated under this law:

•

The moratorium applies to individuals and legal entities responsible for payment of taxes and social security contributions, excluding subjects (except for MiPyMEs, non-profit entities and small taxpayers) owning financial assets abroad and deciding not to repatriate at least 30% of such assets within 60 days from the date of accessing the regime (including shareholders who own at least thirty percent (30%) of the capital stock).

•	Obligations past due as on July 31, 2020 may be included.

•	A 15% deduction will apply to settlements in cash.

•	The number of installments may be 48, 60, 96 or 120, depending on the type of debt and taxpayer.

•	The first 6 installments will be subject to a 2% fixed monthly rate (BADLAR rate in Pesos at private banks from the seventh installment).

Besides, it establishes benefits for compliant taxpayers, taxpayers under the Small Taxpayer’s Regime (“monotributistas”) as well as for Micro and Small-Sized Entreprises.

Adherence to the plan,which expired on October 31, 2020, was extended to November 30, 2020 by Decree No. 833/2020.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35. MAIN REGULATIONS AND OTHERS (Cont.)

35.e) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 11 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 14 Trade receivables Note 13 Other receivables Note 11 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 8 Intangible assets Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 25 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 38 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1 of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of September 30, 2020, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 18. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 b.1 of the aforementioned regulations.

b) CNV General Resolutions No. 629/2014 and No. 813/2019

Due to General Resolutions No. 629/2014 and No. 813/2019 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of September 30, 2020 and December 31, 2019 and transactions with the mentioned parties for the nine-month period ended September 30, 2020 and 2019.

	September 30, 2020				December 31, 2019
	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	339	965	2,350	327	296	2,278	2,183	679
Profertil	9	693	369	—	12	587	114	—
MEGA	—	2,688	511	—	—	2,995	350	—
Refinor	—	428	21	—	—	956	123	—
Bizoy S.A.	—	22	—	—	—	17	—	—
Petrofaro S.A.	—	—	—	—	—	6	—	—
OLCLP	55	6	68	—	56	59	70	—

	403	4,802	3,319	327	364	6,898	2,840	679

Associates:
CDS	—	147	10	—	—	1,063	—	—
YPF Gas	47	375	240	—	90	317	73	—
Oldelval	—	—	261	—	—	77	401	—
Termap	—	—	69	—	—	—	182	—
OTA	11	—	9	—	9	—	14	—
OTC	2	—	—	—	4	—	—	—
GPA	—	—	280	—	—	—	99	—
Oiltanking	—	1	95	—	—	—	198	—
Gas Austral S.A.	—	28	1	—	—	12	1	—

	60	551	965	—	103	1,469	968	—

	463	5,353	4,284	327	467	8,367	3,808	679

	For the nine-month period ended September 30,
	2020			2019
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
YPF EE	2,649	3,605	—	1,510	2,679	—
Profertil	3,943	3,389	—	3,282	2,082	—
MEGA	9,198	1,583	—	7,159	698	—
Refinor	1,845	587	—	2,242	368	(16)
Y-GEN I	—	—	—	5	—	—
Petrofaro S.A.	—	—	—	9	23	—
OLCLP	88	425	—	19	155	—

	17,723	9,589	—	14,226	6,005	(16)

Associates:
CDS	637	8	8	727	1	—
YPF Gas	1,817	244	3	1,628	183	162
Oldelval	56	2,060	2	190	1,563	—
Termap	—	937	—	—	881	—
OTA	1	51	—	1	53	—
GPA	—	963	—	—	542	—
Oiltanking	3	1,094	—	2	972	—
Gas Austral S.A.	158	—	—	169	—	—

	2,672	5,357	13	2,717	4,195	162

	20,395	14,946	13	16,943	10,200	146

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
				For the nine-month period ended September 30,
Customers / Suppliers	Ref.	September 30, 2020	December 31, 2019	2020	2019
SGE	(1) (16)	17,012	26,223	—	—
SGE	(2) (16)	4,354	3,416	2,672	3,335
SGE	(3) (16)	177	155	183	639
SGE	(4) (16)	216	166	—	7
SGE	(5) (16)	625	475	150	—
SGE	(6) (16)	377	172	598	708
SGE	(7) (16)	5,535	4,417	—	323
Ministry of Transport	(8) (16)	3,184	2,056	3,279	4,376
Secretariat of Industry	(9) (16)	—	—	—	613
CAMMESA	(10)	10,466	627	19,927	5,878
CAMMESA	(11)	(1,814)	386	(4,386)	(2,709)
IEASA	(12)	7,348	5,041	9,789	10,098
IEASA	(13)	(2,186)	(505)	(1,341)	(161)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	5,159	5,033	4,212	11,224
ANSES	(15)	—	—	1,409	—

(1)	Benefits for the Stimulus Programs for the Additional Injection of Natural Gas.
(2)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the Household Program (Programa hogares con garrafa).
(5)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(6)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(7)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas. As of September 30, 2020, 1,804 have been charged to provision and 3,731 are disclosed net of liabilities with other natural gas producing companies. See Note 35.a.

(8)	The compensation for providing diesel to public transport of passengers at a differential price.
(9)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(10)	The provision of fuel oil and natural gas.
(11)	Purchases of energy. As of December 31, 2019, the Group has a credit balance for energy purchases.
(12)	Sale of natural gas, LNG and provision of regasification service of LNG in Escobar.
(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel and natural gas.
(15)	Income recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA.
(16)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15 and 21 to these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030, and Treasury Bills, classified as “Investments in financial assets”. See Note 7.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 33.b to the annual consolidated financial statements and see Note 34 to these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the nine-month period ended September 30, 2020 and 2019:

	For the nine-month period ended September 30,
	2020	2019
Short-term employee benefits(1)	537	354
Share-based benefits	113	70
Post-retirement benefits	22	14
Termination benefits	242	—

	914	438

(1)	Does not include Social Security contributions of 143 and 98 for the nine-month period ended September 30, 2020 and 2019, respectively.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 166 and 100 for the nine-month period ended September 30, 2020 and 2019, respectively.

ii.	Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs described was 2,689 and 2,574 for the nine-month period ended September 30, 2020 and 2019, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 368 and 371 for the nine-month period ended September 30, 2020 and 2019, respectively.

During the nine-month period ended on September 30, 2020, the Company has not repurchased its own shares. Likewise, during the nine-month period ended on September 30, 2019, the Company has repurchased 411,623 of its own shares for an amount of 280, to comply with the share-based benefits plans mentioned in Note 2.b.10.iii) to the annual consolidated financial statements. The cost of such repurchase appears in the shareholders’ equity under the name “Acquisition cost of treasury shares”, while the nominal value and its adjustment from the monetary re-expression carried out according to the Previous Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contributions” to the accounts “Treasury shares” and “Adjustment to treasury shares”, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	September 30, 2020			December 31, 2019
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. dollar	1	75.98	87	1	59.69	60
Bolivian peso	14	10.92	152	14	8.58	119
Trade receivables
U.S. dollar	110	75.98	8,351	220	59.69	13,132

Total noncurrent assets			8,590			13,311

Current assets
Other receivables
U.S. dollar	184	75.98	14,013	276	59.69	16,474
Euro	4	88.97	371	4	66.85	267
Chilean peso	6,305	0.10	631	5,241	0.08	419
Yen	106	0.72	76	151	0.55	83
Trade receivables
U.S. dollar	768	75.98	58,348	939	59.69	56,030
Chilean peso	6,305	0.10	631	17,221	0.08	1,378
Investments in financial assets
U.S. dollar	121	75.98	9,212	140	59.69	8,370
Cash and cash equivalents
U.S. dollar	161	75.98	12,230	723	59.69	43,172
Chilean peso	3,540	0.10	354	1,685	0.08	135
Bolivian peso	7	10.92	76	10	8.58	90

Total current assets			95,942			126,418

Total assets			104,532			139,729

Noncurrent liabilities
Provisions
U.S. dollar	2,128	76.18	162,081	2,020	59.89	120,968
Lease liabilities
U.S. dollar	535	76.18	40,738	674	59.89	40,388
Loans
U.S. dollar	6,146	76.18	468,165	6,863	59.89	411,032
Other liabilities
U.S. dollar	11	76.18	819	12	59.89	699
Accounts payable
U.S. dollar	3	76.18	249	6	59.89	359

Total noncurrent liabilities			672,052			573,446

Current liabilities
Provisions
U.S. dollar	59	76.18	4,501	59	59.89	3,555
Taxes payable
Chilean peso	1,142	0.10	114	3,102	0.08	248
Salaries and social security
U.S. dollar	9	76.18	650	7	59.89	406
Lease liabilities
U.S. dollar	352	76.18	26,848	357	59.89	21,384
Loans
U.S. dollar	1,437	76.18	109,475	1,229	59.89	73,599
Chilean peso	2,926	0.10	293	2,993	0.08	239
Other liabilities
U.S. dollar	20	76.18	1,548	22	59.89	1,310
Accounts payable
U.S. dollar	717	76.18	54,648	1,181	59.89	70,711
Euro	12	89.39	1,085	16	67.23	1,053
Chilean peso	4,729	0.10	473	3,744	0.08	300
Bolivian peso	—	10.92	—	7	8.58	60
Yen	58	0.72	42	133	0.55	73

Total current liabilities			199,677			172,938

Total liabilities			871,729			746,384

(1)	Exchange rate in force at September 30, 2020 and December 31, 2019 according to BNA.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

39. SUBSEQUENT EVENTS

Termination of the liquefaction barge charter agreement and the liquefaction services agreement with Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.

On October 19, 2020, the settlement agreement entered into between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company will pay a total settlement amount of US$ 150 million, which includes a down payment already made of US$ 22 million and the remaining amount to be paid in 18 monthly installments.

As of the date of issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of September 30, 2020, or their description in note to these condensed interim consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

GUILLERMO EMILIO NIELSEN

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 16, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer